SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: May 15, 2007	By:	/s/ Nancy C. Gardner

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
AUSTRALIA OR JAPAN

15 May 2007

THE THOMSON CORPORATION AND REUTERS GROUP PLC
RECOMMENDED TRANSACTION

SUMMARY

Further to the announcements of 4, 7 and 8 May 2007, the boards of Thomson and Reuters announce that they have today agreed to combine the two groups. The boards of Thomson and Reuters intend to recommend the Transaction to their shareholders.

Woodbridge, the Thomson family holding company which controls approximately 70% of Thomson, has irrevocably committed to vote in favour of the Transaction and the Reuters Founders Share Company, which controls a special share in Reuters, has resolved to support the Transaction.

The boards of Thomson and Reuters believe there is a natural fit and compelling logic in creating a global leader in electronic information services, trading systems and news:

•	Customers will benefit from seamless access to richer content and broader capabilities across financial and professional markets from a trusted provider
•	The Combined Business will be positioned to benefit from the continuing shift towards electronic delivery of information to professional and financial customers
•	Complementary geographic and product markets
•	Diversified revenue streams and a larger capital base will provide a stable platform from which to invest and grow
•	Thomson and Reuters brands will be maintained in their key areas of strength
•	Synergies at an annual run-rate of in excess of US$500 million expected by the end of the third year after closing
•	Complementary management culture and values
•	Dual listed company structure will allow the Combined Business to have listings in Canada, the UK and the US and will enable both sets of shareholders to participate in further value creation
•	The Combined Business will adopt the Reuter Trust Principles

The combination will be effected through a dual listed company structure. The companies will be separate legal entities but will be managed and operated as if they were a single economic enterprise. The companies' economic interests will be aligned and they will pursue common objectives. The boards of the two companies will be identical and the Combined Business will be managed by a single senior executive management team. Thomson will be renamed Thomson-Reuters Corporation. The Combined Business will be called Thomson-Reuters and the combined Thomson Financial unit and Reuters financial and media businesses will be called Reuters. The existing Thomson professional businesses – Legal, Tax & Accounting, Scientific and Healthcare – will together be known as Thomson-Reuters Professional.

To effect the Transaction, Reuters will be acquired by a newly formed UK holding company, Thomson-Reuters PLC, through a scheme of arrangement in which each Reuters Share will be entitled to 352.5 pence per share in cash and 0.16 Thomson-Reuters PLC shares. Each Thomson-Reuters PLC Share will be equivalent to one Thomson-Reuters Corporation Share. Based on the closing Thomson share price of C$48.46 on the Toronto Stock Exchange on Thursday 3 May 2007, the day before the initial announcement by Reuters (and at an exchange rate of £1: C$2.19795), this would value each Reuters share at approximately 705 pence representing a premium of approximately 43% to the closing share price of Reuters on Thursday 3 May 2007. Based on the closing Thomson share price of C$46.36 and exchange rate of £1: C$2.19360 on 14 May 2007, the day before this announcement, this would value each Reuters Share at approximately 691 pence and values the entire existing issued share capital of Reuters at approximately £8.7 billion. The cash consideration for the Transaction will be funded by Thomson.

Based on current issued share capital, 201,095,235 shares in Thomson-Reuters PLC will be issued to Reuters Shareholders in the Transaction on completion. On that basis, Woodbridge will own approximately 53% of the Combined Business, other Thomson Shareholders approximately 23% and Reuters Shareholders approximately 24%.

The Combined Business will adopt the Reuter Trust Principles and Reuters Founders Share Company structure. Woodbridge has agreed that it will use its voting control to support the Reuter Trust Principles.

The Transaction is subject to the pre-conditions of anti-trust clearances, all of which are waivable. Thomson has undertaken to take whatever steps are required to procure such clearances. Upon receipt of anti-trust clearances, documentation will be posted to Reuters Shareholders to approve a court-approved scheme of arrangement to establish Thomson-Reuters PLC as the new holding company of Reuters. Around the same time, documentation will be posted to Thomson Shareholders to effect a court-approved Ontario Plan of Arrangement to effect the Transaction.

Reuters CEO, Tom Glocer, 47, will become CEO of the Combined Business at the time the Transaction closes. Thomson President and CEO, Richard J. Harrington, 60, who led the transformation of the company from traditional publishing to electronic solutions, software and services, will retire at the completion of the Transaction. Devin Wenig, currently COO of Reuters, will be CEO of Reuters (the combined Thomson Financial unit and Reuters financial and media businesses) and Jim Smith, currently COO of Thomson, will be CEO of Thomson-Reuters Professional. Other members of the senior management team will include Bob Daleo (currently Thomson CFO) as CFO, Michael Wilens (currently Thomson CTO) as CTO, Stephen Dando (currently Reuters Group HR Director) as Chief Human Resources Officer, and David Schlesinger (currently Reuters Editor-in-Chief) as Editor-in-Chief.

The Chairman will be David Thomson, and the Deputy Chairmen will be W. Geoffrey Beattie and Niall FitzGerald who will also serve as Senior Independent Director.

David Thomson, Chairman of Thomson, said “We are enormously proud of the evolution of The Thomson Corporation and the value it has created for all our shareholders. We recognize the rich history of Reuters and are committed to uphold the Reuter Trust Principles. I am pleased to welcome Niall and Tom and look forward to working with them to grow our business.”

Niall FitzGerald, Chairman of Reuters, said “This is an historic day for Reuters and represents an important chapter in the development of our company and the commitment to our heritage. The shared expertise and complementary strengths of these two companies makes for a strategically compelling and financially attractive combination. I am especially proud that Reuters journalism will continue to be governed by the powerful Reuter Trust Principles of independence, integrity and freedom from bias.”

Thomson President and CEO, Richard J. Harrington, said “This combination marks a strategic milestone for both companies. For Thomson, it is a defining moment in our journey to become the information provider of choice for the world's business and professional markets. Thomson has a long history of creating value for all its stakeholders and this Transaction builds on that tradition.”

Tom Glocer, CEO of Reuters, said “I am looking forward to the opportunity of being the first CEO of Thomson-Reuters. The combination of these two great businesses will create an exceptional global information company guided by the Reuter Trust Principles. It will provide a broader offering to our customers, deliver value to our shareholders and create great opportunities for our people.”

Pehr Gyllenhammar, Chairman of the Trustees, said “The Trustees are pleased to give their support to the proposed business combination of Thomson and Reuters. We believe that the formation of Thomson-Reuters marks a watershed in the global information business, and will underpin the strength, integrity and sustainability of Reuters as a global leader in news and financial information for many years to come.”

This summary should be read in conjunction with the full text of this announcement.

A Thomson and Reuters briefing for investors and analysts will be webcast live today at 09:30 BST / 04:30 EDT and available for replay at 14:00 BST / 09:00 EDT at http://www.thomson.com/investor_relations/ and http://about.reuters.com/investors/announcements/.

Thomson and Reuters will also hold a conference call and webcast for U.S. investors at 08:30 EDT / 13:30 BST. To participate in the call and webcast, please register online at http://www.thomson.com/investor_relations/ or http://about.reuters.com/ investors/announcements/.

Enquiries:

Thomson:

Investor Relations enquiries

Frank J. Golden Vice President, Investor Relations
+1 (203) 539 8470
frank.golden@thomson.com

US Media enquiries Jason Stewart Vice President, Media Relations
+1 (203) 539 8339
jason.stewart@thomson.com

UK Media enquiries James Leviton Finsbury +44 (0) 207 251 3801 james.leviton@finsbury.com

Reuters:

Investor Relations enquiries

Miriam McKay Global Head of Investor Relations, Reuters +44 (0) 207 542 7057 +44 (0) 7990 567057
miriam.mckay@reuters.com

Media enquiries

Ed Williams
Director of Corporate Affairs, Reuters
+44 (0) 207 542 6005
+44 (0) 7990 563717
ed.williams@reuters.com

Nick Claydon Brunswick Group LLP
+44 (0) 7974 982547
nclaydon@brunswickgroup.com

The directors of Thomson and Reuters accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Thomson and Reuters (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Bear Stearns is acting as financial adviser to Thomson and no one else in connection with the Transaction and will not be responsible to anyone other than Thomson for providing the protections afforded to the clients of Bear Stearns nor for providing advice in relation to the Transaction or any other matter referred to herein.

Perella Weinberg is acting as financial adviser to Thomson and no one else in connection with the Transaction and will not be responsible to anyone other than Thomson for providing the protections afforded to the clients of Perella Weinberg nor for providing advice in relation to the Transaction or any other matter referred to herein.

UBS is acting as financial adviser and is also providing corporate broking advice to Reuters and no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of UBS nor for providing advice in relation to the Transaction or any other matter referred to herein.

Blackstone is acting as financial adviser to Reuters and no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Blackstone nor for providing advice in relation to the Transaction or any other matter referred to herein.

Citi and JPMorgan Cazenove are acting as joint corporate brokers to Reuters and are also providing financial advice to Reuters. They are acting for no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Citi and JPMorgan Cazenove, respectively, nor for providing advice in relation to the Transaction or any other matter referred to herein.

Morgan Stanley has also provided financial advice to Reuters and is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Morgan Stanley nor for providing advice in relation to the Transaction or any other matter referred to herein.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Thomson or of Reuters, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Transaction becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This press release includes forward-looking statements, such as Thomson’s and Reuters beliefs and expectations regarding the proposed combination of the two businesses. These statements are based on certain assumptions and reflect Thomson's and Reuters current expectations. Forward-looking statements also include statements about Thomson's and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the Combined Business that are expected to be obtained as a result of the Transaction, as well as the parties' ability to enhance shareholder value through, among other things, the delivery of expected synergies. There can be no assurance that the proposed Transaction will be consummated or that the anticipated benefits will be realised. The proposed Transaction is subject to various regulatory approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this press release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  These risks and uncertainties include: the ability to achieve the cost savings and synergies contemplated through the proposed Transaction; the failure of Reuters shareholders to approve the proposed Transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters customers, employees and suppliers to the proposed Transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters; and the diversion of management time on proposed Transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson's and Reuters respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation’s 2006 Annual Report on Form 40-F and Reuters Group PLC’s 2006 Annual Report on Form 20-F, each of which has been filed with the US Securities and Exchange Commission (SEC).  Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made. Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Transaction, documents relating to the proposed Transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed Transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
AUSTRALIA OR JAPAN

15 May 2007

THE THOMSON CORPORATION AND REUTERS GROUP PLC
RECOMMENDED TRANSACTION

1.	Introduction

The boards of Thomson and Reuters announce that they have reached agreement to combine the two companies through a dual listed company structure.

Thomson-Reuters PLC, a new UK holding company, will acquire Reuters by way of a Scheme for a mixture of cash and shares. Subject to certain conditions described in this announcement, Thomson-Reuters PLC and Thomson will enter into agreements and will modify their constitutional documents in order to implement the Transaction. The cash consideration will be funded by Thomson.

2.	Recommendations

The Reuters Board, which has been so advised by UBS and Blackstone, considers the terms of the Transaction to be fair and reasonable. In providing advice to the Reuters Board, UBS and Blackstone have taken into account the commercial assessment of the Reuters Board. Accordingly, the Reuters Board intends unanimously to recommend that Reuters Shareholders vote in favour of the Scheme as the directors of Reuters have undertaken to do in respect of their own respective beneficial holdings of Reuters Shares (representing, in aggregate, approximately 0.1% of the Reuters Shares currently in issue).

The Thomson Board intends unanimously to recommend that Thomson Shareholders vote in favour of an Ontario Plan of Arrangement. Bear Stearns and Perella Weinberg are acting as financial adviser to Thomson. Bear Stearns also provided an opinion that the Transaction is fair from a financial point of view to Thomson.

Woodbridge, the Thomson family holding company, has irrevocably committed to vote in favour of the Transaction in respect of the approximately 70% of the Thomson Shares it controls.

3.	The Transaction

The Transaction is a means of enabling Thomson and Reuters to combine their management and operations as if they were a single economic enterprise, while retaining their separate legal identities. To effect the Transaction, Thomson-Reuters PLC will acquire Reuters through a Scheme for:

352.5p in cash and 0.16 Thomson-Reuters PLC Shares for each Reuters Share

The equalisation ratio in the Transaction will be such that one Thomson-Reuters PLC share will be equivalent to one Thomson-Reuters Corporation share. Fractions of shares will be aggregated and sold in the market with the proceeds in excess of £1 being distributed to those shareholders entitled to them. Reuters American Depositary Shares, each of which represents six Reuters Shares, will participate in the Transaction on an equivalent basis.

Thomson-Reuters PLC and Thomson-Reuters Corporation will then enter into a series of contractual agreements providing for identical boards of directors, a unified management structure and equalisation of the economic interests of shareholders of Thomson-Reuters PLC and Thomson-Reuters Corporation.

As part of the Transaction, Thomson will change its name to Thomson-Reuters Corporation, a matter which will be submitted to Thomson Shareholders at the Thomson shareholder meetings.

Thomson-Reuters Corporation will retain its existing listings on the Toronto Stock Exchange and on the New York Stock Exchange and Thomson-Reuters PLC will apply for its ordinary shares to be listed on the London Stock Exchange and intends to apply for its American Depositary Shares to be listed on Nasdaq. Thomson-Reuters Corporation will retain its existing inclusion in the S&P/TSX series of indices and Thomson-Reuters PLC is expected to be included in the FTSE UK series of indices.

Based on current issued share capital, Woodbridge will own approximately 53% of the Combined Business, other Thomson Shareholders approximately 23% and Reuters Shareholders approximately 24%.

4.	Background to and Reasons for the Transaction

The boards of Thomson and Reuters believe that the principal benefits of the Transaction include:

•	Creation of a global leader in electronic information services, trading systems and news

The Combined Business will benefit from significantly greater scale together with geographic and product diversification. It will be positioned to optimise the development of existing brands, products and technologies and to invest in the business. It will benefit from the continuing shift towards electronic delivery of information to professional and financial customers.

The combination will bring together adjacent businesses and complementary assets that fit together well. This will offer the marketplace a new choice of complementary content, applications and transactional services that can help make clients more efficient and create greater opportunity to participate profitably in markets.

The Thomson and Reuters brands will be maintained in their key areas of strength.

•	Significant value creation through deliverable synergies

The combination of Thomson and Reuters is expected to deliver synergies at an annual run-rate of in excess of US$500 million by the end of the third year after closing. Synergies are expected to be generated through creating efficiencies and rationalisation in key areas such as shared technology platforms, third party content and corporate services. These synergies are in addition to the anticipated cost-savings benefits from the previously announced THOMSONplus and Reuters Core Plus initiatives.

•	Combination of two strong, experienced management teams

The combination creates an opportunity to bring together a world-class management team. The team has the depth of market and customer experience necessary to ensure clients will benefit strongly from the opportunities created by the Combined Business. Between them they also have substantial integration experience and are well equipped to lead the formation of the new group.

•	The dual listed company structure allows the Combined Business to have listings in Canada, the UK and the US and enables both sets of shareholders to participate in further value creation.

5.	Reuters Founders Share Company and the Reuter Trust Principles

Customers in all parts of the world depend on Reuters to provide them with reliable and objective news and information. Reuters share structure therefore includes two mechanisms to safeguard its independence and integrity:

•	No person may hold 15% or more of Reuters.

•	If any person acquires, or seeks to acquire, 30% or more of Reuters, the Reuters Founders Share Company, through the Founders Share which it holds in Reuters, may exercise whatever votes are necessary to pass or defeat any resolution of shareholders.

Upon implementation of the Transaction the following changes will be made:

•	The Reuters Founders Share Company will hold similar Founders Shares in both Thomson-Reuters Corporation and Thomson-Reuters PLC, which will each adopt the Reuter Trust Principles. The voting powers of the Reuters Founders Share Company will be modified as described in Appendix I.

•	Woodbridge has undertaken to use its shareholding to support the Reuter Trust Principles and an exemption from the shareholding limits will be available to it so long as it remains under the control of the Thomson family.

Thomson-Reuters Corporation and Thomson-Reuters PLC agree to provide Reuters Founders Share Company with regular information meetings and presentations. Reuters Founders Share Company will expand its programme of visits, presentations etc, especially to Thomson-Reuters Corporation entities to facilitate the discharge of Reuters Founders Share Company’s functions.

Thomson-Reuters Corporation and Thomson-Reuters PLC will consult with the Chairman of Reuters Founders Share Company before the appointment or removal of the Editor-in-Chief.

See Appendix I for more information on the Reuter Trust Principles and the Reuters Founders Share Company.

6.	Dividends and accounting

Reuters has declared a dividend of 12p for 2007, with 5p payable as an interim dividend and 7p payable as a final dividend subject to proportionate adjustment if closing occurs before year end. If closing occurs after the year end, a proportionate 2008 dividend will also be paid. Relative to the 2007 dividend, the Reuters 2008 dividend will change in the same proportion as the Thomson 2008 dividend. Any dividend subject to proportionate adjustment will be paid around completion.

Thomson will pay dividends in the ordinary course prior to completion of the Transaction, subject to proportionate adjustment if completion occurs before the end of a financial period. Any dividend subject to proportionate adjustment will be paid around completion.

Following completion of the Transaction, Reuters Shareholders will receive dividends declared by Thomson-Reuters PLC and Thomson Shareholders will continue to receive dividends declared by Thomson-Reuters Corporation. Dividends in respect of both Thomson-Reuters PLC shares and Thomson-Reuters Corporation shares declared after completion of the Transaction will be paid at about the same time and in equalised amounts in accordance with the equalisation ratio. Payments will be equalised on a gross basis, disregarding any amounts required to be deducted or withheld in respect of taxes and the amount of any applicable tax credits.

The boards of Thomson-Reuters Corporation and Thomson-Reuters PLC will declare quarterly dividends in US dollars. Thomson-Reuters Corporation Shareholders will continue to be able to elect to receive the dividend in US dollars, Canadian dollars or pounds sterling, based on the exchange rates prevailing on the record date. Thomson-Reuters PLC Shareholders will have the option to elect to receive dividends in US dollars, Canadian dollars or pounds sterling, based on the exchange rates prevailing on the record date.

The Combined Business will report combined financial statements in US dollars.

7.	Key features of the Transaction

Thomson, Thomson-Reuters PLC, Reuters and Woodbridge have entered into an Implementation Agreement which contains provisions governing the implementation of the Transaction.

The key features of the Transaction are summarised below.

7.1       Name changes

Thomson will change its name to Thomson-Reuters Corporation. Reuters will be known as Thomson-Reuters PLC. The combined Thomson Financial unit and Reuters financial and media businesses will be called Reuters. The existing Thomson professional businesses – Legal, Tax & Accounting, Scientific and Healthcare – will together be known as Thomson-Reuters Professional.

7.2       Common economic interests

Agreements between Thomson-Reuters Corporation and Thomson-Reuters PLC, including an equalisation agreement and deeds of guarantee, will align the economic interests of the two companies to ensure that they will be operated as a single economic enterprise. Thomson-Reuters Corporation Shareholders and Thomson-Reuters PLC Shareholders will have equalised rights to income and capital distributions from the Combined Business. The economic interests represented by an individual share in one company relative to the economic interests of an individual share in the other company will be determined by reference to the equalisation ratio. The equalisation ratio will initially be one Thomson-Reuters Corporation share to each Thomson-Reuters PLC share. Accordingly, one Thomson-Reuters PLC share will initially have rights to income and capital equivalent to that of one Thomson-Reuters Corporation share.

The equalisation ratio will be subject to change if one group of shareholders receives a benefit which is not also received by the other group of shareholders.

7.3      Separate entities with identical boards and management

Thomson-Reuters Corporation and Thomson-Reuters PLC will be separate legal entities but will be managed and operated as if they were a single economic enterprise. The companies' economic interests will be aligned and they will pursue common objectives. The boards of Thomson-Reuters Corporation and Thomson-Reuters PLC will be identical and the Combined Business will be managed by a single senior executive management team.

In addition to their normal fiduciary duties, the directors of each company will be required to have regard to the interests of the other company and to the Reuter Trust Principles.

The boards of the companies will be identical and initially consist of 15 Directors, five of whom will be current Directors of Reuters and an additional one of whom will be the CEO. Of the remaining nine, four will be from Woodbridge. Woodbridge will be entitled to nominate the Chairman. The Chairman will be David Thomson, and the Deputy Chairmen will be W. Geoffrey Beattie and Niall FitzGerald who will also serve as Senior Independent Director.

Tom Glocer, 47, the CEO of Reuters, will become CEO of both Thomson-Reuters Corporation and Thomson-Reuters PLC. Thomson President and CEO, Richard J. Harrington, 60, who led the transformation of the company from traditional publishing to electronic solutions, software and services, will retire at the completion of the Transaction.

Devin Wenig, currently COO of Reuters, will be CEO of Reuters (the combined Thomson Financial unit and Reuters financial and media businesses) and Jim Smith, currently COO of Thomson, will be CEO of Thomson-Reuters Professional. Other members of the senior management team will include Bob Daleo (currently Thomson CFO) as CFO, Michael Wilens (currently Thomson CTO) as CTO, Stephen Dando (currently Reuters Group HR Director), as Chief Human Resources Officer, and David Schlesinger (currently Reuters Editor-in-Chief) as Editor-in-Chief.

Resolutions relating to the appointment, election, removal and re-election of directors after completion will be considered as a Joint Electorate Action and voted upon by the shareholders of each company effectively voting together as a single decision-making body.

The Combined Business will, after completion, comply with applicable corporate governance standards in Canada, the United Kingdom, and the United States.

7.4       Voting arrangements

As part of the Transaction, special voting arrangements will be implemented through the constitutional documents of the two companies, an equalisation agreement and special voting shares. In most cases the shareholders of both companies will effectively vote together as a single decision-making body on matters requiring the approval of shareholders of either company, except in cases where an issue affects the shares of one company differently from the shares of the other. The voting interests represented by an individual share in one company relative to the voting interests of an individual share in the other company will be determined by reference to the equalisation ratio. One Thomson-Reuters PLC share will initially have voting rights equivalent to those of one Thomson-Reuters Corporation share.

In addition, the Reuters Founders Share Company will have a special share in each company, further details of which are contained in Appendix I.

7.5       Restrictions on shareholdings and takeovers

Suitable arrangements will be put in place in the constitutions of both companies such that an offer for either Thomson-Reuters Corporation or Thomson-Reuters PLC would require an equivalent offer to be made to the shareholders of the other.

The constitution of Thomson-Reuters PLC will contain provisions requiring the directors to force divestiture of any shareholding to below 15%. Further, if any shareholder acquires 30% or more of Thomson-Reuters PLC then the Reuters Founders Share Company will receive further votes as described in Appendix I.

If a shareholder acquires 15% or more of the shares in Thomson-Reuters Corporation the voting rights of all other shareholders will be multiplied by one million so as effectively to deprive such shareholder of votes in relation to his holding.

An exemption to these provisions will apply to Woodbridge and its affiliates for so long as they remain controlled by the Thomson family.

7.6       Buy-Backs of Combined Business shares

Subject to applicable law and any necessary approvals, each of Thomson-Reuters Corporation and Thomson-Reuters PLC may purchase its own shares or shares in the other.

7.7       Break fee

The Implementation Agreement includes a Break Fee to be paid by Thomson or Reuters, as set out in Appendix II.

8.	Pre-conditions and Conditions

The posting of the Reuters Circular and the Thomson Circular will take place only if certain anti-trust pre-conditions are satisfied or waived in accordance with the Implementation Agreement. These are the only pre-conditions to the Transaction and are waivable. Further details of the anti-trust pre-conditions are set out in Appendix III. The conditions of the Transaction are set out in Appendix IV.

9.	Shareholder approval process and timetable

Following the satisfaction or waiver of the anti-trust pre-conditions, Reuters will, as soon as reasonably practicable, publish the Reuters Circular and convene the Reuters shareholder meetings for a time within six weeks after the posting of the Reuters Circular (or such other period as may be agreed between the parties or required by the English Court, the FSA or the Panel).

Following the satisfaction or waiver of the anti-trust pre-conditions, Thomson will, as soon as reasonably practicable, publish the Thomson Circular and convene the Thomson shareholder meetings for a time within six weeks after the posting of the Thomson Circular (or such other period as may be agreed between the parties or required by the Canadian Court).

The documentation relating to the Transaction will be filed with the CSI and the FSA, as applicable, as soon as practicable following the satisfaction or waiver of the anti-trust pre-conditions.

A copy of the CSI filings will be available on the CSI website shortly after filing. The implementation of the Transaction is subject to, among other things, shareholder approval by both Reuters Shareholders and Thomson Shareholders at their respective shareholder meetings. Full details will be contained in the documentation to be sent to Reuters Shareholders and Thomson Shareholders in advance of their shareholder meetings.

Woodbridge has irrevocably committed to vote in favour of the Transaction in respect of its beneficial holding of Thomson Shares representing approximately 70% of the Thomson Shares currently in issue.

The directors of Reuters have undertaken to vote in favour of the Transaction in respect of their own respective beneficial holdings of Reuters Shares (representing, in aggregate, approximately 0.1% of the Reuters Shares currently in issue).

10.	Employees

The combination of Thomson and Reuters will offer employees the benefit of a larger operating platform and a business of greater international size and scope. Thomson confirms that the existing employment rights, including pension rights, of Reuters employees will be fully safeguarded.

11.	Interests in Reuters shares

David Thomson, Chairman of Thomson, owns 5,000 Reuters Shares.

Neither Thomson, nor any of the directors of Thomson other than David Thomson, nor, so far as Thomson is aware, any other party acting in concert with Thomson, owns or controls any Reuters Shares or holds any option to purchase any Reuters Shares or has entered into any derivatives referenced to Reuters Shares.

12.	General

The Transaction is subject to the applicable provisions of the Takeover Code. In particular, in accordance with Rule 13 of the Takeover Code, neither Thomson-Reuters Corporation nor Thomson-Reuters PLC may rely on certain conditions to the Implementation Agreement as a reason not to proceed with completion of the Transaction, without prior consent from the Panel.

13.	Financing

The cash consideration payable under the Transaction will be provided to Thomson-Reuters PLC by or on behalf of Thomson. Thomson will fund the cash consideration using a mixture of available cash and existing and new credit facilities including an acquisition bridge financing commitment provided by Bear Stearns. Bear Stearns and Perella Weinberg have confirmed that they are satisfied that the necessary cash resources are available to Thomson to enable it to satisfy in full the cash consideration payable under the Transaction.

The definitions used in this announcement are contained in Appendix VII. The sources and bases of information used in this announcement are contained in Appendix VI.

This announcement does not constitute an offer or an invitation to acquire shares or securities.

A Thomson and Reuters briefing for investors and analysts will be webcast live today at 09:30 BST / 04:30 EDT and available for replay at 14:00 BST / 09:00 EDT at http://www.thomson.com/investor_relations/ and http://about.reuters.com/investors/ announcements/.

Thomson and Reuters will also hold a conference call and webcast for U.S. investors at 08:30 EDT / 13:30 BST. To participate in the call and webcast, please register online at http://www.thomson.com/investor_relations/ or http://about.reuters.com/ investors/announcements/.

Enquiries:

Thomson:

Investor Relations enquiries

Frank J. Golden Vice President, Investor Relations +1 (203) 539 8470
frank.golden@thomson.com

US Media enquiries

Jason Stewart
Vice President, Media Relations

+1 (203) 539 8339
jason.stewart@thomson.com

UK Media enquiries James Leviton Finsbury +44 (0) 207 251 3801 james.leviton@finsbury.com

Reuters:

Investor Relations enquiries

Miriam McKay Global Head of Investor Relations, Reuters +44 (0) 207 542 7057 +44 (0) 7990 567057 miriam.mckay@reuters.com

Media enquiries

Ed Williams
Director of Corporate Affairs, Reuters
+44 (0) 207 542 6005
+44 (0) 7990 563717
ed.williams@reuters.com

Nick Claydon Brunswick Group LLP +44 (0) 7974 982547
nclaydon@brunswickgroup.com

The directors of Thomson and Reuters accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Thomson and Reuters (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Bear Stearns is acting as financial adviser to Thomson and no one else in connection with the Transaction and will not be responsible to anyone other than Thomson for providing the protections afforded to the clients of Bear Stearns nor for providing advice in relation to the Transaction or any other matter referred to herein.

Perella Weinberg is acting as financial adviser to Thomson and no one else in connection with the Transaction and will not be responsible to anyone other than Thomson for providing the protections afforded to the clients of Perella Weinberg nor for providing advice in relation to the Transaction or any other matter referred to herein.

UBS is acting as financial adviser and is also providing corporate broking advice to Reuters and no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of UBS nor for providing advice in relation to the Transaction or any other matter referred to herein.

Blackstone is acting as financial adviser to Reuters and no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Blackstone nor for providing advice in relation to the Transaction or any other matter referred to herein.

Citi and JPMorgan Cazenove are acting as joint corporate brokers to Reuters and are also providing financial advice to Reuters. They are acting for no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Citi and JPMorgan Cazenove, respectively, nor for providing advice in relation to the Transaction or any other matter referred to herein.

Morgan Stanley has also provided financial advice to Reuters and is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Reuters for providing the protections afforded to the clients of Morgan Stanley nor for providing advice in relation to the Transaction or any other matter referred to herein.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Thomson or of Reuters, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Transaction becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This press release includes forward-looking statements, such as Thomson’s and Reuters beliefs and expectations regarding the proposed combination of the two businesses. These statements are based on certain assumptions and reflect Thomson's and Reuters current expectations. Forward-looking statements also include statements about Thomson's and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the Combined Business that are expected to be obtained as a result of the Transaction, as well as the parties' ability to enhance shareholder value through, among other things, the delivery of expected synergies. There can be no assurance that the proposed Transaction will be consummated or that the anticipated benefits will be realised. The proposed Transaction is subject to various regulatory approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this press release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  These risks and uncertainties include: the ability to achieve the cost savings and synergies contemplated through the proposed Transaction; the failure of Reuters shareholders to approve the proposed Transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters customers, employees and suppliers to the proposed Transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters; and the diversion of management time on proposed Transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson's and Reuters respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation’s 2006 Annual Report on Form 40-F and Reuters Group PLC’s 2006 Annual Report on Form 20-F, each of which has been filed with the US Securities and Exchange Commission (SEC).  Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made. Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Transaction, documents relating to the proposed Transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed Transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

APPENDIX I

REUTER TRUST PRINCIPLES AND THE REUTERS FOUNDERS SHARE COMPANY

The Reuter Trust Principles

Reuters is dedicated to preserving its independence, integrity and freedom from bias in the gathering and dissemination of news and information.

The constitution of Reuters requires Reuters directors, in the performance of their functions, to have due regard to the Reuter Trust Principles in so far as, by the proper exercise of their powers and in accordance with their other duties as directors, those principles are capable of being observed.

The Reuter Trust Principles are:

•	that Reuters shall at no time pass into the hands of any one interest, group or faction;

•	that the integrity, independence and freedom from bias of Reuters shall at all times be fully preserved;

•	that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

•	that Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	that no effort shall be spared to expand, develop and adapt the news and other services and products of Reuters so as to maintain its leading position in the international news and information business.

The Reuters Founders Share Company

The Reuters Founders Share Company was established in 1984 at the time of Reuters public flotation on the London Stock Exchange and Nasdaq. Under the constitution of the Reuters Founders Share Company, the directors of Reuters Founders Share Company are required to act generally in accordance with the Reuter Trust Principles, and to endeavour to ensure, as far as they are able by the proper exercise of the powers vested in them (as described below), that the Reuter Trust Principles are complied with.

The Directors of Reuters Founders Share Company are:

Pehr Gyllenhammar (Chairman); Len Berkowitz; The Hon Mrs Anson Chan GBM CBE JP; Sir Michael Checkland; Uffe Ellemann-Jensen; Bertrand Collomb; Sir Christopher Mallaby GCMG GCVO; Mammen Mathew; John H McArthur; The Rt Hon The Baroness Noakes, DBE; Sir William Purves CBE DSO; Jaakko Rauramo; Dr Mark Wossner; Dr Frene Ginwala, Joseph Lelyveld; John Fairfax; Jiri Dienstbier and Alejandro Junco.

Independence of Reuters

Reuters share structure includes two mechanisms designed to ensure that a change of control in Reuters will not affect its independence:

•	Limitation on shareholdings:

Reuters constitution requires that no person may be interested in 15% or more of Reuters issued shares. If any person does become interested in 15% or more of Reuters issued shares, then the Reuters directors must serve a notice requiring that person to make a disposal of sufficient shares to take that person’s interest below 15% again, and disenfranchising such shareholder pending such disposal.

•	The Founders Share:

In addition to Reuters publicly traded shares, there is a single Founders Share, which carries certain voting powers. The Founders Share is owned by Reuters Founders Share Company Limited. If the directors of Reuters Founders Share Company believe that any person, together with any associates, is seeking to obtain or has obtained control of Reuters, they may require the special voting rights attaching to the Founders Share to be exercised. “Control” for this purpose means the ability to control the exercise of 30% or more of the votes which may be cast on a poll at general meetings of Reuters. In such circumstances, Reuters Founders Share Company, through the exercise of these special voting rights, has the right to cast sufficient votes at any general meeting of Reuters to pass or defeat any resolution of Reuters Shareholders.

In addition, the voting rights attaching to the Founders Share enable the directors of the Reuters Founders Share Company to defeat any resolution which would alter any of the Articles of Association of Reuters relating to the Reuter Trust Principles.

Thomson-Reuters and the Reuter Trust Principles

Following completion of the Transaction, Woodbridge, Thomson and Reuters have agreed that the Reuter Trust Principles and the Reuters Founders Share Company structure should apply to both Thomson-Reuters Corporation and Thomson-Reuters PLC, and that Thomson-Reuters Corporation, Thomson-Reuters PLC and Woodbridge should support the Trust Principles, and Woodbridge has further agreed to exercise its voting rights to give effect to this support.

Thomson-Reuters Corporation and Thomson-Reuters PLC shall each adopt the Reuter Trust Principles. The application of the Principles will be adjusted so as to apply to each of them and their respective subsidiaries.

Thomson-Reuters PLC’s Articles of Association will contain the existing 15% shareholding limit, with its Board being obliged to require a shareholder breaching this limit to sell down below the 15% level and disfranchising such shareholder pending such disposal.

Reuters Founders Share Company would retain its right, through the Founders Shares, to defeat any shareholders resolution of either Thomson-Reuters Corporation or Thomson-Reuters PLC which constitutes a variation of rights of the Founders Share (including an amendment to designated constitutional provisions and designated provisions of the agreements constituting the dual listed company structure).

Reuters Founders Share Company’s voting rights at any general meeting in the event of an actual or threatened change of control (30%+) are to be changed. At present, Reuters Founders Share Company would have enhanced voting rights to pass or defeat any shareholders’ resolution with respect to Reuters. For so long as Woodbridge remains under the control of the Thomson family and retains at least 35% of the votes in the Combined Business, then the Reuters Founders Share Company shall have such number of votes as exceeds the percentage of votes capable of being cast by the person acquiring or seeking to acquire control or, if greater, such number as when added to Woodbridge’s votes, constitutes a majority. If Woodbridge holds 35% or less of the votes in the Combined Business (or ceases to be controlled by the Thomson family) the Reuters Founders Share Company’s rights revert to those pre-existing the dual listed company structure but apply in both Thomson-Reuters Corporation and Thomson-Reuters PLC.

When the Transaction is implemented, an exemption will be provided, in respect of both the 15% and 30% limits, in relation to Woodbridge’s holding for so long as Woodbridge remains under the control of the Thomson family.

The constitution of Thomson-Reuters Corporation will be amended to create a Special Voting A Share and a Founders Share and add provisions which may not be amended without the approval of Reuters Founders Share Company.

In the event that a shareholder acquires 15% or more of the voting rights in Thomson-Reuters Corporation, the Special Voting A Share will multiply the rights of all shares other than those held by such shareholder. This is designed to give substantially the same level of protection under Canadian law as is conferred by provisions in Thomson-Reuters PLC’s Articles.

The Founders Share in Thomson-Reuters Corporation will be held by Reuters Founders Share Company, and will have rights which have substantially the same effect as in Thomson-Reuters PLC.

Provisions relating to a shareholder holding 15% or 30%, or acquiring or seeking to acquire control, also apply to persons acting together.

Founders Share Company Agreement

Woodbridge, Thomson-Reuters Corporation, Thomson-Reuters PLC and Reuters Founders Share Company will enter into an agreement (the “FSC Agreement”), which will contain the following provisions.

Woodbridge will undertake to use its best endeavours as a shareholder itself, or through its subsidiaries as shareholders, to ensure that the Reuter Trust Principles are complied with in their application to both Thomson-Reuters Corporation and Thomson-Reuters PLC.

In connection with any shareholders’ resolution of Thomson-Reuters Corporation or Thomson-Reuters PLC, Woodbridge shall give notice to Reuters Founders Share Company as to whether, and, if so, the manner in which, it will vote its shares. If Reuters Founders Share Company believes that the manner in which Woodbridge will vote its shares is inconsistent with the Reuter Trust Principles, Reuters Founders Share Company shall notify Woodbridge. If Reuters Founders Share Company and Woodbridge cannot agree, the matter shall be referred for resolution through binding international arbitration, and the meeting shall be deferred until the issue is resolved.

Woodbridge shall not increase its holdings in Thomson-Reuters Corporation or Thomson-Reuters PLC so as to result in either ceasing to be a publicly-traded company in Canada or the United States, or the United Kingdom, respectively.

Woodbridge shall cause each of its affiliates (including Thomson family members) that beneficially owns shares in either Thomson-Reuters Corporation or Thomson-Reuters PLC to comply with the provisions of the Reuters Founders Share Company Agreement on the same basis as Woodbridge and shall be responsible for any breach thereof by any affiliate. Any shares disposed of to non-affiliates will be governed by the 15% and 30% limits.

If Reuters Founders Share Company does not have the right to convene a Thomson-Reuters Corporation shareholders’ meeting itself, and Thomson-Reuters Corporation does not convene a shareholders’ meeting when so requested by Reuters Founders Share Company, Woodbridge will agree to use its rights as a shareholder to convene such a meeting.

Thomson-Reuters Corporation and Thomson-Reuters PLC agree to provide Reuters Founders Share Company with regular information meetings and presentations. Reuters Founders Share Company will expand its programme of visits, presentations etc, especially to Thomson-Reuters Corporation entities to facilitate the discharge of Reuters Founders Share Company functions.

Thomson-Reuters Corporation and Thomson-Reuters PLC will consult with the Chairman of Reuters Founders Share Company before the appointment or removal of the Editor-in-Chief.

APPENDIX II

BREAK FEE

As an inducement to both Thomson and Reuters to achieve an agreement such that they can announce a firm intention to implement the Transaction:

(a)	Reuters undertakes to Thomson that it shall pay to Thomson the Standard Break Fee if either:

(i)	the Reuters Board fails to make a unanimous and unqualified recommendation in the Reuters Circular to the Reuters Shareholders to vote in favour of the Reuters Resolutions at the Reuters EGM, or withdraws, qualifies or adversely modifies that recommendation, or agrees or resolves prior to the date on which the obligations in this agreement lapse (or, as applicable, the Transaction fails to become effective) to recommend an Alternative Proposal; and

(ii)	prior to the date on which the Transaction lapses (or, as applicable, fails to become effective), any Alternative Proposal (or an amended, varied or revised version of any Alternative Proposal) is announced and subsequently (whether or not prior to the date on which the Transaction lapses (or as applicable fails to become effective) or is withdrawn) that Alternative Proposal or any other Alternative Proposal announced prior to that date becomes or is declared unconditional in all respects or is otherwise completed;

or:

(iii)	Thomson terminates this agreement as a consequence of Reuters breach of obligations not to solicit Alternative Proposals and, within 12 months thereafter, any Alternative Proposal is announced and subsequently that Alternative Proposal (or any other Alternative Proposal announced prior to the date the first Alternative Proposal lapses or is withdrawn) becomes or is declared unconditional in all respects or is otherwise completed.

(b)	Thomson undertakes to Reuters that it shall pay to Reuters the Standard Break Fee if the Thomson Resolutions are not approved at a duly convened shareholder meeting on or prior to the Long-Stop Date.

The relevant party shall pay the Standard Break Fee by not later than five business days after the date on which the Standard Break Fee becomes payable pursuant to the above. Payment shall be made in immediately available funds (without any deduction or withholding and without regard to any lien, right of set-off, counterclaim or otherwise save in each case as required by law) to such bank account as may be notified to the relevant party by the other party for such purposes.

Reuters warrants that it has not agreed to pay any form of break fee, inducement fee or similar fee in relation to any Alternative Proposal.

Reuters shall not be required to pay any amount pursuant to this agreement to the extent that the Panel determines that any such payment would not be permitted by Rule 21.2 of the Code.

APPENDIX III

REGULATORY PRE-CONDITIONS

The Transaction and the posting of the Reuters Circular and Thomson Circular, will take place only if the following Regulatory Pre-conditions are satisfied or waived:

(a)	insofar as the proposed combination of Reuters with Thomson constitutes a concentration with a Community dimension within the scope of Council Regulations (EC) 139/2004 (as amended) (the “Merger Regulation”):

(i)	the European Commission shall have made a decision declaring the concentration compatible with the common market under Articles 6(1)(b), 8(1) or 8(2) of the Merger Regulation; or

(ii)	the European Commission shall not have taken a decision in accordance with Articles 6(1)(b), 6(1)(c), 8(1) 8(2) or 8(3) of the Merger Regulation within the time limits set in Articles 10(1) and 10(3) and is thereby deemed to have declared the concentration compatible with the common market pursuant to the presumption in Article 10(6) of the Merger Regulation; or

(iii)	in the event that the European Commission makes a referral to one or more competent authorities under Articles 4(4) or 9(1) of the Merger Regulation in connection with the proposed combination of Reuters with Thomson, or in the event that one or more competent authorities takes appropriate measures to protect its legitimate interests pursuant to Article 21(4) of the Merger Regulation, such competent authorities shall have issued a decision, finding or declaration approving the proposed acquisition and permitting its closing without any breach of applicable law or of the Merger Regulation; and

(b)	all applicable filings having been made and all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the proposed combination of Reuters with Thomson and neither of the parties being subject to any order or injunction of a court of competent jurisdiction in the United Sates that prohibits consummation of the Transaction as a result of action brought by the US Federal Trade Commission or US Department of Justice.

Thomson and Reuters each reserve the unilateral right to waive all or any of these Regulatory Pre-conditions in whole or in part.

APPENDIX IV

CONDITIONS OF THE TRANSACTION

The Transaction will be conditional upon:

(a)	the Scheme becoming unconditional and becoming effective, subject to the Code, by not later than the Long-Stop Date, or such later date (if any) as Thomson and Reuters may agree and (if required) the Court may allow. The Scheme will be conditional upon:

(i)	approval of the Scheme by a majority in number, representing 75% or more in value, of the Reuters Shareholders (or the relevant class or classes thereof) present and voting, either in person or by proxy, at the Reuters Court Meeting or at any adjournment thereof;

(ii)	all resolutions necessary to implement the Scheme as set out in the notice of the Reuters EGM (including, without limitation, the Reuters EGM Resolutions) being duly passed by the requisite majority at the Reuters EGM or at any adjournment thereof; and

(iii)	the sanction (without modification or with modification as agreed by Reuters, Newco and Thomson) of the Scheme and the confirmation of any reduction of capital involved therein by the English Court, an office copy of the UK Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and, in relation to the reduction of capital, being registered by him; and

(b)	Admission.

In addition, the Scheme will be subject to the following conditions being satisfied or waived, prior to the necessary action being taken to make the Scheme effective:

(c)	the passing at the Thomson EGM of the Thomson Resolution in accordance with its terms;

(d)	the Canadian Interim Order and the Canadian Final Order having been obtained by Thomson;

(e)	in the event that the Regulatory Pre-condition set out in paragraph (a) of Appendix III above is waived, the European Commission notifying Thomson that it will neither initiate proceedings under Article 6(1)(c) of the Merger Regulation in relation to the proposed Transaction or any matter arising from or relating to the proposed Transaction nor refer the proposed Transaction or any matter arising from or relating to the proposed Transaction to the competent authorities of one or more Member States under Article 9 of the Regulation;

(f)	in the event that the Regulatory Pre-condition set out in paragraph (b) of Appendix III above is waived, all applicable filings having been made and all applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired or been terminated as appropriate in each case in connection with the Transaction;

(g)	either:

(i)	an advance ruling certificate having been issued by the Commissioner of Competition (the Commissioner) under section 102(1) of the Competition Act (Canada) (the Competition Act) in respect of the Transaction; or

(ii)	any applicable waiting period under section 123 of the Competition Act having expired or having been earlier terminated or waived by the Commissioner and Thomson having been advised by the Commissioner in writing that she has determined that grounds do not then exist for her to make an application to the Competition Tribunal under section 92 of the Competition Act for an order in respect of the Transaction;

(h)	no Relevant Authority having instituted any action, proceeding, suit, investigation, enquiry or reference or enacted or made and there not continuing to be outstanding any statute, regulation, order or decision (other than any statute, regulation, order or decision relating to taxes on the date hereof) that would or might be reasonably expected to:

(i)	make the Transaction void, unenforceable or illegal or directly or indirectly prohibit or otherwise materially restrict, delay or interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise challenge, the Transaction;

(ii)	require, prevent or materially delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Thomson Group or the Wider Reuters Group of all or any substantial part of their respective businesses, assets or properties or impose any material limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties in each case to an extent which is material in the context of the Wider Combined Group;

(iii)	require any member of the Wider Thomson Group or of the Wider Reuters Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Reuters Group or any member of the Wider Thomson Group, where such acquisition would be material in the context of the Wider Combined Group; or

(iv)	otherwise materially and adversely affect the business, assets, financial or trading position or profits of any member of the Wider Thomson Group or of the Wider Thomson Group to an extent which is material in the context of the Wider Combined Group;

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(i)	all necessary filings having been made and all relevant waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Transaction and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (authorisations) necessary in any jurisdiction for or in respect of the Transaction being obtained from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Thomson Group or the Wider Reuters Group has entered into contractual arrangements (in each case where the absence of such authorisation would have a material adverse effect on the Thomson Group or, as the case may be, the Reuters Group taken as a whole) and such authorisations together with all authorisations necessary or appropriate for any member of the Wider Reuters Group to carry on its business (where such business is material in the context of the Reuters Group taken as a whole or, as the case may be, the Thomson Group taken as a whole) remaining in full force and effect and there being no notice to revoke, suspend or not renew any of the same and all statutory or regulatory obligations in any jurisdiction having been complied with;

(j)	since 31 December 2006, except as disclosed in the Annual Report and Accounts of Reuters for the year then ended or as publicly announced to a Regulatory Information Service by or on behalf of Reuters before the date of this announcement or as otherwise fairly disclosed prior to the date of this announcement in writing to Thomson or its advisers by or on behalf of Reuters:

(i)	no adverse change having occurred in the business, assets, financial or trading position or profits of any member of the Wider Reuters Group which is material in the context of the Reuters Group taken as a whole, provided that such change has not resulted from factors generally affecting the markets in which the affected entities operate or from external factors unrelated to their business and beyond their reasonable control (such as acts of war, terrorism or natural disasters); and

(ii)	other than in connection with or arising out of the Transaction, no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Reuters Group or to which any member of the Wider Reuters Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider Reuters Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Reuters Group which would or might reasonably be expected to materially and adversely affect the Reuters Group taken as a whole; and

(k)	since 31 December 2006, except as disclosed in the Annual Report and Accounts of Thomson for the year then ended or as publicly announced to a Regulatory Information Service by or on behalf of Thomson before the date of this announcement or as otherwise fairly disclosed prior to the date of this announcement in writing to Reuters or its advisers by or on behalf of Thomson:

(i)	no adverse change having occurred in the business, assets, financial or trading position or profits of any member of the Wider Thomson Group which is material in the context of the Thomson Group taken as a whole, provided that such change has not resulted from factors generally affecting the markets in which the affected entities operate or from external factors unrelated to their business and beyond their reasonable control (such as acts of war, terrorism or natural disasters); and

(ii)	other than in connection with or arising out of the Transaction, no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Thomson Group or to which any member of the Wider Thomson Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider Thomson Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Thomson Group which would or might reasonably be expected to materially and adversely affect the Thomson Group taken as a whole.

Thomson and Reuters together reserve the right to waive jointly the conditions contained in paragraphs (h) and (i) of this Appendix.

Thomson reserves the right to waive the condition contained in paragraph (j) herein.

Reuters reserves the right to waive the condition contained in paragraph (k) of herein.

As used in this herein:

(a)	Wider Thomson Group means Thomson and its subsidiary undertakings, associated undertakings and any other undertakings in which Thomson and such undertakings (aggregating their interests) have a substantial interest;

(b)	Wider Reuters Group means Reuters and its subsidiary undertakings, associated undertakings and any other undertakings in which Reuters and such undertakings (aggregating their interests) have a substantial interest; and

(c)	Wider Combined Group means the Wider Thomson Group and the Wider Reuters Group taken together; and

for these purposes subsidiary undertaking, associated undertaking and undertaking have the meanings given by the Companies Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and substantial interest means a direct or indirect interest in 10% or more of the equity capital of an undertaking.

APPENDIX V

IRREVOCABLE COMMITMENTS

The Reuters Directors who hold Reuters Shares, have irrevocably undertaken to vote in favour of the Scheme, in respect of their own beneficial holdings totalling 1,258,598 Reuters Shares, representing approximately 0.10% of Reuters’s issued share capital.

These irrevocable undertakings will cease to be binding if:

•	The Transaction lapses or is withdrawn

•	The Implementation Agreement between Reuters and Thomson dated 15 May 2007 in regard to the Transaction, terminates by effluxion of time or otherwise

•	The Scheme terminates or lapses in accordance with its terms or otherwise becomes incapable of becoming effective

Irrevocable undertakings have been received from the following:

Director	Number of Reuters shares	Percentage of Reuters issued share capital
Niall FitzGerald	80,000	0.01%
Thomas Glocer	669,261
Thomas Glocer held by Thomas H Glocer Life Interest Trust	52,451	(In aggregate) 0.06%
David Grigson	185,425	0.01%
Devin Wenig	216,019	0.02%
Dick Olver	10,000	0.00%
Ian Strachan	15,500	0.00%
Penny Hughes	2,392	0.00%
Lawton Fitt	25,000	0.00%
Ken Olisa	2,550	0.00%
Total	1,258,598	0.10%

Sir Deryck Maughan and Mr. Nandan Nilekani do not hold any interest in securities of Reuters.

APPENDIX VI

SOURCES AND BASES OF INFORMATION

Unless otherwise stated:

(i)	information relating to Thomson has been extracted from the published audited financial statements and SEC filings of Thomson for the relevant financial year; and

(ii)	information relating to Reuters has been extracted from published annual reports and accounts and interim reports of Reuters for the relevant published year.

Share prices for Thomson were obtained from the Toronto Stock Exchange and the share prices for Reuters were closing mid-market prices from the Daily Official List.

The £1:C$2.19795 exchange rate was obtained from Datastream.

The £1:C$2.1936 exchange rate was obtained from the Daily Official List.

Reuters current issued share capital is 1,256,845,219 shares in issue as per the Reuters 2.10 announcement dated 14 May 2007.

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, The Thomson Corporation confirms that as of the close of business on 14 May 2007, it had 639,962,083 common shares in issue.

APPENDIX VII

DEFINITIONS

Admission	Admission of Thomson-Reuters PLC Shares to listing on the official list maintained by the FSA and to trading on the London Stock Exchange's main market for listed securities

Alternative Proposal	An offer or possible offer or proposal put forward by any third party meeting certain requirements as specified in the Implementation Agreement

Bear Stearns	Bear, Stearns International Limited

Blackstone	Blackstone Advisory Services L.P.

Break Fee	The fee payable by one party to the other if certain events occur which result in the Transaction not being completed, as detailed in Appendix II

C$	Canadian dollar

Canadian Court	The Ontario Superior Court of Justice

Canadian Final Order	The final order of the Canadian Court approving the Ontario Plan of Arrangement

Canadian Interim Order	The interim order of the Canadian Court in respect of the Ontario Plan of Arrangement

Citi	Citigroup Global Markets Limited

Code or Takeover Code	The City Code on Takeovers and Mergers

Combined Business	The combined businesses of Thomson and Reuters which will be operated as a single entity as a consequence of the Transaction

CSI	Canadian Securities Institute

English Court	The High Court of Justice in England and Wales

Founders Share	The existing Founders Share in Reuters held by Reuters Founders Share Company Limited in accordance with the Articles of Association of Reuters; the new Founders Share to be issued to the Reuters Founders Share Company by Thomson-Reuters Corporation as part of the Transaction; or both of them, as applicable

FSA	The UK Financial Services Authority

FSC Agreement	The agreement between Woodbridge, Thomson-Reuters Corporation, Thomson-Reuters PLC and Reuters Founders Share Company as described in Appendix I

Implementation Agreement	The agreement between Thomson, Reuters, Woodbridge and Thomson-Reuters PLC setting out the key terms of the Transaction

Joint Electorate Action	An action which, when put forward for shareholder approval, must be voted upon by Thomson-Reuters Corporation Shareholders and Thomson-Reuters PLC Shareholders as a single decision-making body

JPMorgan Cazenove	JPMorgan Cazenove Limited

Long-Stop Date	31 December 2008

Morgan Stanley	Morgan Stanley & Co. Limited

Ontario Plan of Arrangement	The plan of arrangement of Thomson to be approved by Thomson Shareholders pursuant to section 182 of the Business Corporations (Ontario) Act in connection with the Transaction

Panel	The Panel on Takeovers and Mergers

Perella Weinberg	Perella Weinberg Partners UK LLP

Regulatory Pre-conditions	The pre-conditions to the Transaction and the posting of the Reuters Circular and Thomson Circular, as specified in the Implementation Agreement and detailed in Appendix II
Reuters	Reuters Group PLC

Reuters Circular	The circular to Reuters Shareholders containing the Scheme and notices of the Reuters EGM and Reuters Court Meeting

Reuters Court Meeting	The meeting of Reuters Shareholders to be convened by the English Court for the purposes of approving the Reuters Court Resolution

Reuters Court Resolution	The resolution required by the English Court to be passed at the Reuters Court Meeting in order to approve the Scheme

Reuters EGM	The extraordinary general meeting to be held by Reuters to approve the Reuters EGM Resolutions

Reuters EGM Resolutions	The resolutions to be considered by Reuters Shareholders at the Reuters EGM, being all resolutions required to be approved by Reuters Shareholders in connection with the Transaction, other than the Reuters Court Resolution

Reuters Founders Share Company	Reuters Founders Share Company Limited, the holder of the Founders Shares

Reuters Share	An ordinary share of 25p in the capital of Reuters

Reuters Shareholder	A person who holds Reuters Shares

Reuter Trust Principles	The principles governing the operation of Reuters, which are set out in the Articles of Association of Reuters

SEC	The United States Securities and Exchange Commission

Scheme	A scheme of arrangement between Reuters, Reuters Shareholders and Reuters Founders Share Company under section 425 of the Companies Act 1985 to implement the Transaction on the terms contained in the Implementation Agreement

Special Voting A Share	The share of that description to be issued by Thomson-Reuters Corporation to Reuters Founders Share Company on the terms described in Appendix I

Standard Break Fee	£86.8 million

Thomson	The Thomson Corporation (to be renamed Thomson-Reuters Corporation)

Thomson Circular	The circular to Thomson Shareholders containing notice of the Thomson EGM

Thomson EGM	The special meeting of Thomson Shareholders to be convened for the purposes of approving the Thomson Resolutions

Thomson Resolutions	The special resolution to approve the Ontario Plan of Arrangement and such other matters as may be necessary or desirable to implement the Transaction, to be set out in the Thomson Circular

Thomson Shareholder	A person who holds Thomson shares

Thomson-Reuters Corporation	The new name to be adopted by Thomson at the Thomson EGM

Thomson-Reuters Corporation Share	A common share in the capital of Thomson-Reuters Corporation

Thomson-Reuters PLC	Thomson-Reuters Limited, the company that will acquire the Reuters Shares from the Reuters Shareholders pursuant to the Scheme, and through which the Reuters Shareholders will participate in the Combined Business

Thomson-Reuters PLC Share	An ordinary share of 25p in the capital of Thomson-Reuters PLC

Transaction	The alignment of the economic interests of Reuters and Thomson in accordance with the terms contained in the Implementation Agreement, pursuant to which the business of Thomson and Reuters will be merged on a unified basis

UBS	UBS Limited, registered in England and Wales (no. 2035362)

UK Order	The order of the English Court

Woodbridge	The Woodbridge Company Limited

Thomson-Reuters

Agenda

Opening Remarks                       David Thomson

Transaction summary                                  Niall FitzGerald

Introduction to Woodbridge           Geoff Beattie

The Thomson journey                     Dick Harrington

Thomson-Reuters                                      Tom Glocer

Financial highlights                    Bob Daleo

Conclusion                                          Tom Glocer

David Thomson

Niall FitzGerald

Transaction Highlights

Outcome of extensive discussion on strategic options for both companies

Creates a global leader in electronic information services, trading systems and news

Good for customers

Significant deliverable synergies

Dual listed company structure with pro forma capitalization of $35 billion1

Headline terms of offer for Reuters shareholders per share

352.5 pence in cash

Equity in Thomson-Reuters equivalent to 0.16 Thomson shares

Equivalent to 705p based on Thomson share price on May 3, 2007

Premium of 43% to undisturbed May 3, 2007 share price

Strategically compelling           Structurally persuasive           Financially attractive

1 Pro forma market capitalization as at close on 3 May 2007 and 705p for Reuters, less $9.1bn in cash payable to Reuters shareholders as part of the transaction; $/£ fx rate of 1.98

Strong Board and Governance

Dual listed companies will have identical Boards of 15 directors

Inaugural Boards will consist of

4 non executive directors from Woodbridge, including
the Chairman, David Thomson, and a Deputy Chairman, Geoff Beattie

5 current non executive directors of Reuters including a
Deputy Chairman, Niall FitzGerald, who is also the Senior
Independent Director

5 independent directors nominated by Thomson

CEO Tom Glocer

Compliant with applicable corporate governance standards

Reuters Founders Share Company

Reuters Founders Share Company has confirmed support for the transaction

Thomson-Reuters will adopt the Reuter Trust Principles and Reuters
Founders Share Company structure

Woodbridge will undertake to use its shareholding to support the Reuter
Trust Principles

Woodbridge will be exempt from shareholding limits so long as it remains under the control of the Thomson family

Geoff Beattie

The Woodbridge Company Limited

The primary investment vehicle for the Thomson family of
Toronto, Canada

Founded by the late Roy Thomson, Baron Thomson of Fleet and
Northbridge

Benefits from substantial liquidity and has consolidated net worth in excess of US$25 billion

Largest asset is its 70% stake (US$19 billion) in the Thomson
Corporation

Dick Harrington

A Combination of Leaders

Two customer-focused companies in a competitive marketplace

Intersection of two successful strategies

Combination positions us as a leader in the information services industry

How We Got Here

A decade in the making

Successfully adapted to rapidly changing markets

Now the leader in the transition to electronic workflow solutions

Thomson - Reuters

Size:      $33B

Size:      $20B

Legal

Scientific

Healthcare

Tax &
Accounting

Leading News Provider

Sales and
Trading

Media

Enterprise

Investment
Banking,
Investment
Management
and
Corporates

Professional

Financial

A global leader in electronic information services, trading systems and news

Professional Group

Multiple growth opportunities in four key areas

High proportion of electronic revenues – 72% and growing

High level of recurring revenues – over 80%

Legal

66%

Healthcare 8%

           Scientific

13%

Tax & Accounting 13%

Financial
$6.7B / 59%

Professional

$4.6B / 41%

Pro forma $11.4B

Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation.
Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84

Professional Group – Growing & Profitable

Adj. OI Margins

27.4%

27.1%

27.6%

28.4%

29.3%

USD$ millions

$0

$1,000

$2,000

$3,000

$4,000

$5,000

2002

2003

2004

2005

2006

Adj. Operating Profit

Revenue

*Adjusted operating profit excludes corporate costs and amortization.

*

A Combination of Leaders

Significant opportunity ahead

Excellent integration track record

Accomplished management team

Strong together - strategically, operationally and financially

Timing is Right

Tom Glocer

Industry Context

Rapidly evolving information services markets

Shift to electronic delivery

Globalization drives the value of scale

Value of hard news increasing

Shape of the financial industry is changing

Electronic trading; high value content; machine readable data; new markets

Mergers amongst customers and exchanges

Consortia seek to control transaction and information markets

Thomson-Reuters will have the scale and breadth to partner, compete and prosper

Our Vision

To be the number one provider of electronic
information services, trading systems and
news for professionals in knowledge-based
industries

Thomson-Reuters

Creates a global leader in electronic information services, trading systems and news for professionals in knowledge based industries

Meets customers’ growing demand for broader, faster and more deeply integrated information and solutions

Positioned for growth in two business segments – Financial Services and
Professional Services

Significant deliverable synergies

Combination of two strong, experienced management teams

Dual listed company structure to allow shareholders to participate in future value creation

A well capitalized industry leader

A leading provider of information, solutions & trading

The total addressable market is $53
billion, growing at 5% - 6% per year

High proportion of electronic
revenue – 88%

Recurring revenue of 86%

Financial
$6.7B / 59%

Pro forma $11.4B

Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation.
Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84

Professional

$4.6B / 41%

2006 revenue by division

Complementary Geographies

Pro forma

EMEA
54%

Asia-Pacific
3%

Europe  14%

Asia
18%

Asia-Pacific $1.0B
9%

Thomson

Reuters

Americas
$6.9B
60%

Americas
83%

Americas
28%

EMEA
$3.5B
31%

2006 Reuters geographic split

2006 Thomson geographic split

2006 pro forma geographic split

Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation.
Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84

Reuters – A Leader In Financial Services

Geography

Europe & Asia

North America

Customer

Sell side

Buy side / corporate

Co

nt

ent

News / real time

Historical / analytical data

Electro

nic trading

FX

/ Cross

-

asset

Fixed income

Complementary

portfolio

strengths

Enterprise

platforms

Trading rooms

Risk management

Portfolio management

Equity settlement

Strong and Experienced Team

Thomson

Reuters

CEO

Tom Glocer

CFO

Bob Daleo

CTO

Mike

Wilens

CEO Reuters

Devin Wenig

CEO

Professional

Jim Smith

HR

Stephen

Dando

Others

Editor in
Chief

David
Schlesinger

Bob Daleo

Reuters Core Plus Transformation
THOMSONplus
110
90
150
300
150
2008
2009
2010

Large Deliverable Synergies

Synergies at an annual run rate in
excess of $500 million expected by the
end of the third year after closing

Efficiencies and rationalization of
shared technology platforms,
distribution, third party content and
corporate services

In addition to anticipated cost saving
benefits from Thomsonplus and Reuters
Core Plus initiatives

Strong track record of delivery on
business transformation programs

Combination synergies

Projected savings from existing programs

Source:  Public filings and investor presentations

Reuters figures converted into US dollars at an exchange rate of 2.00

Pro forma key metrics

Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation.

1 Pro forma market capitalization as at close on 3 May 2007, less $9.1bn in cash payable to Reuters shareholders as part of the transaction; $/£ fx rate of 1.98

2 Thomson net debt, as at year end, is adjusted for the net proceeds from the sale of the Thomson Learning Higher Education Group

3 FCF excludes discontinued operations

Strong cash flows and balance
sheet strength

Pro forma free cash flow of
$1.5B

Net debt/ EBITDA 2.6x

Considerable scope to maintain
shareholder returns with
flexibility to invest

Combined $4.3B returned to
shareholders over past three
years

Creation Of A Well Capitalized Market Leader

Thomson

Reuters

PF

Market

capitaliz

ation

1

$

26.9

B

$

17.2B

$

35

.0

B

N

et debt

2

(

$

2.5

B)

$0.7

B

$

7.

3

B

N

et debt /

2006

EBITDA

(1.3

x

)

0.8

x

2.6

x

2006

FCF

3

$1.1

B

$0.4

B

$1.5

B

Dual Listed Company Benefits All Shareholders

Thomson and Reuters shareholders able to remain invested

Value creation from the combination accrues to both sets of
shareholders

Listings maintained in Toronto, London and New York

Continued index inclusion anticipated on LSE and TSX

Dual Listed Company Structure

Thomson
Assets

Thomson-
Reuters PLC

Thomson-
Reuters Corp.

76% Economic Interest

24% Economic Interest

Current Thomson Shareholders

Current Reuters Shareholders

Cross Guarantees

Reuters
Assets

Combined
Business

Equalization Agreement

Dual Listed Company Shares

1.3B diluted
Reuters shares

Cash

TOC
Shares

50%

50%

Apply 0.160 equalization

Total T-R PLC shares = 210mm

+ Current TOC shares = 644mm

Total Thomson-Reuters = 854mm

Source: Bear Stearns, TOC Q1 reports

Tom Glocer

Next Steps

      Founders Share Company support

Antitrust Clearances

Thomson and Reuters shareholder approval documentation

Court Meeting and Shareholder Meetings

Woodbridge (70% Thomson holder) has committed to approve

Closing

Conclusion

Creates a global leader in electronic information services, trading systems and news

Financial and Professional divisions with enhanced growth prospects

Significant value creation through deliverable synergies

Proven and experienced management teams

Dual listed companies structure benefits both sets of current shareholders

A transformational transaction

Appendices

Source: Public filings and investor presentations. Refer to Special Notes for a more detailed explanation of proforma financial information provided throughout this presentation.
Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84

Thomson Free Cash Flow excludes discontinued operations.

December 2006

Thomson-Reuters PF

Thomson-Reuters Financial Overview

Revenues

,

2006

$6,6

22

m

$4,721m

$11,343

m

EBITDA

,

2006

$1,9

3

5m

$863m

$2,

798

m

   Margin (%)

29.

2

%

18.3%

24.

7

%

EBITA

,

2006

$1,496

m

$64

8m

$2,144

m

   Margin (%)

2

2

.6%

13.7

%

18

.

9

%

Free cash flow

,

2006

$1,08

1

m

$414m

$1

,

5

m

Thomson-Reuters Financial Fit

2006
Revenue
by division

2006
Revenue by
geography

2006
Revenue
by type

2006 digital delivery

100%

88%

Healthcare  6%

Legal
46%

Financial
30%

Scientific  9%

Tax & Accounting  9%

Sales & trading
66%

Research &
AM  12%

Enterprise
16%

Media  7%

Healthcare  4%

Legal
27%

Financial
59%

Scientific  5%

Tax & Accounting  5%

EMEA  14%

Americas
83%

Asia  3%

EMEA  54%

Americas
28%

Asia  18%

EMEA  31%

Americas

60%

Asia  9%

Recurring
83%

Other  17%

Recurring
92%

Recurring
86%

Other  8%

Other  14%

Thomson-Reuters PF

80%

Source: Public filings and investor presentations. Refer to Special Note for a more detailed explanation of pro forma financial information provided throughout this presentation.
Reuters results converted into US dollars at 2006 average USD/GBP exchange ratio of 1.84

Equalization Ratio Calculation

Equalization Ratio Calculation (As of close on May 3, 2007)

A

Offer Price

705

p

B

Cash Component

352.5

p

C

Equity Component

352.5

p

D

Spot TOC Cad Price

$48.46

E

Spot FX Rate  $C / £

2.198

F

Resulting Equalization Ratio

0.160

=(C / (D/E) )

Special note

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation includes forward-looking statements, such as Thomson’s and Reuters’ beliefs and expectations regarding the proposed combination of the two businesses.  These statements are based on certain assumptions and reflect Thomson’s and Reuters’ current expectations.  Forward-looking statements also include statements about Thomson’s and Reuters’ beliefs and expectations related to the proposed transaction structure and consideration, benefits that would be afforded to customers, benefits to the Combined Business that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.  There can be no assurance that the proposed transaction will be consummated or that the anticipated benefits will be realized.  The proposed transaction is subject to various regulatory approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met.  All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  These risks and uncertainties include: the ability to achieve the cost savings and synergies contemplated through the proposed Transaction; the failure of Reuters shareholders to approve the proposed Transaction;
the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters; and the diversion of management time on proposed
Transaction-related issues.  Additional  factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s and
Reuters’ respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation’s 2006 Annual Report on Form 40-F and Reuters Group PLC’s 2006 Annual Report on Form 20-F, each of which has been filed with the US Securities and Exchange Commission (SEC).  Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made.  Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities.  Following satisfaction or waiver of the pre-conditions to the proposed transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC.  Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s web site at
www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com (in the case of Thomson) and from Thomson and Reuters.  These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US.  For
further information about the public reference room, call the SEC at +1 800 732 0330.

Non-GAAP financial measures (including pro forma financial information)

This presentation contains disclosures of certain non-GAAP financial measures.  Please see the “Investor Relations” sections of www.thomson.com or www.reuters.com for a reconciliation of each of these measures to the most directly comparable GAAP financial measure.

Pro forma financial amounts for 2006 included in this presentation are derived from the published financial statements of Thomson Corporation and Reuters Group plc for the year ended 31 December 2006 and the first quarter 2007 results announcement of the Thomson Corporation. Thomson prepares its financial statements under
Canadian generally accepted accounting principles ('Canadian GAAP') and Reuters prepares its financial statements under International Financial Reporting Standards
('IFRS'). Canadian GAAP and IFRS differ in certain significant respects. For the purposes of this presentation, amounts determined under Canadian GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, pro forma information for the combined business prepared on a consistent basis under either Canadian GAAP or under IFRS could differ significantly from the pro forma information presented herein.

In addition this pro forma information does not constitute Pro Forma Financial Information as it is defined in Article 11 of Regulation S-X of the United States Securities and
Exchange Commission.

Both Thomson and Reuters use 'non-GAAP' measures to provide additional information to shareholders on the performance of their businesses. Amounts included in this presentation for EBITDA, EBITA, free cash flow and net debt are based on the closest similar measures reported by Thomson and Reuters. While certain adjustments have been made to align the measures to the extent possible using public information, there can be no assurance that those measures are in fact comparable.

Contacts

The Thomson Corporation                    Reuters

Investors

Frank J Golden                                                                       Miriam McKay

Vice President, Investor Relations                           Global Head of Investor Relations

+1 (203) 539 8470                                                                +44 (0)20 7542 7057

frank.golden@thomson.com                                          miriam.mckay@reuters.com

Media

Jason Stewart    Ed Williams

Vice President, Media Relations Director of Corporate Affairs

+1 (203) 539 8339                                                               +44 (0)20 7542 6005

jason.stewart@thomson.com                                        ed.williams@reuters.com

James Leviton                                                                         Nick Claydon

+44 (0)20 7251 3801                                                          +44 (0)7974 982547

james.leviton@finsbury.com                                          Nclaydon@brunswickgroup.com

THOMSON-REUTERS

CONFERENCE CALL

Tuesday, 15 May 2007 @ 09.30

          Miriam McKay (Head of Investor Relations): Ladies and gentlemen, good morning and welcome on an historic day for both Thomson and Reuters. Before we begin, I need to remind you that our comments today include forward-looking statements such as Thomson and Reuters beliefs and expectations regarding the proposed transaction. There can be no assurance that the transaction will be consummated and that the anticipated benefits will be realised. Today’s press release and Thomson-Reuters regulatory filings with the SEC describe certain important factors which could cause our actual results to change materially from our forward-looking statements today, and you can get copies of these documents from both the Thomson and Reuters websites.

     With the formalities out of the way, it is my pleasure to introduce David Thomson, Chairman of the Thomson Corporation, with some opening remarks.

          David Thomson (Chairman, Thomson Corporation): Good morning, ladies and gentlemen. The proposed merger between Thomson and Reuters is opportunity on a grand scale. The businesses are quite remarkable: the human quotient, the cultures are really extraordinary.

     I stand here today and I would like to say that my late father was more than familiar with this dream. As we spent time together, he believed it was all about opportunity, about possibility, about redefining spaces and it was about making things really quite special. If my grandfather were here, I think he would be ecstatic, a word which is quite appropriate. All of us feel that we have come full circle, and I might say that it constitutes both Thomson and Reuters that I feel that way from both ends. I am immensely proud to stand here and very hopeful that we can begin to forge something truly, truly remarkable. May I call upon Niall FitzGerald.

          Niall FitzGerald: I am not sure how I follow something quite as moving as that. I welcome all of you to Canary Wharf and thank you for joining us at quite short notice. Welcome also to David and Peter Thomson for their first, and I am sure not their last, visit to Reuters at Canary Wharf.

Transaction highlights

     You can see the transaction highlights on the slide behind me. I shall spare you by not taking you through it point by point. Instead, I want to join David in saying how delighted we are to be here announcing this remarkable combination, this extraordinary transaction between two of the best known names in the electronic information and media business, to form what will truly be an information powerhouse.

     It is a transaction on which the Boards of both Thomson and Reuters have been actively involved for some time – myself and my fellow nominated Deputy Chairman Geoff Beattie in particular – and which we recommend to our shareholders with the utmost confidence.

Strong Board and Governance

     On the issues of governance, the new Thomson-Reuters will consist of two dual listed companies, and I want to spend a couple of minutes introducing you to the structure that would govern it. The two companies that make up the dual listed company will have 15 directors, identical Boards – the same people. I have some passing knowledge of dual listed companies and what works and what does not work, and we hope to have eliminated all of the latter. There is a very good balance of Reuters nominees, Thomson nominees and Woodbridge nominees – Woodbridge representing the Thomson family trust. David Thomson, from whom you have just heard, is nominated Chairman, and Geoff and I are delighted and honoured to have been nominated as Deputy Chairmen. Tom Glocer will serve as Chief Executive. We look forward to working together, I know it will be productive and we are determined that it will be fun.

Reuters Founders Share Company

     The Reuters Founders Share Company has today, simultaneously with our announcement, announced that they fully support this transaction. They have been set up to safeguard Reuters independence, integrity and freedom from bias, and they are an essential part of this transaction. Had they not agreed, the transaction would not have proceeded. What we have today is the safeguards which they represent reinforced through this transaction. The Reuter Trust Principles and Reuters Founders Share Construction will apply to the whole of the Thomson-Reuter business. The shareholding structure, which allowed for blockage of control which was unacceptable, has been replicated in the new structure, and it has been further underpinned by the Woodbridge Company committing to vote in support of the Founders Share Company, the Woodbridge Company, of course, having the majority of the shares. Therefore, we now have protections which are even more precise and even more sustainable than those which existed before this. It is a mark of the approach of the Thomson family and all the colleagues of David and Geoff that there was never, at any moment, any sense that they were going to do other than seek completely to support this structure.

2

     There is a quote in our press release today from Pehr Gyllenhammar, the Chairman of the Founders Share Company, and it is worth repeating a part of it. He said on behalf of his Trustees: “We believe that the formation of Thomson-Reuters marks a watershed in the global information business, and will underpin the strength, integrity and sustainability of Reuters as a global leader in news and financial information for many, many years to come”. I do not believe anybody could have said it better than Pehr or with greater feeling.

     You have heard us refer to Woodbridge, and many of you will probably have only a passing familiarity with Woodbridge. Therefore, we felt it would be appropriate that Geoff Beattie tell you a little about the Thomson family holding company. Do not be put off by the guy who is going to tell you – it is really a better company than you will see represented by him!

          Geoff Beattie: Thank you, Niall, and thank you to everyone for coming. I shall keep my remarks reasonably short but I look forward to speaking to some of you after the meeting to give more detail about the Woodbridge Company and, hopefully, over time to acquaint you with our business activities around the world, and I shall talk about our most important investment, the Thomson Corporation.

The Woodbridge Company Limited

     The Woodbridge Company is one of the world’s largest private investment companies and has an unparalleled track record for financial performance and success over the last 30-40 years. It is the principal investment company for the Thomson family, and our head office and operations are in Toronto, Canada. Our role in this transaction has been to ensure that we are committed to the financial metrics of this ongoing company, and there can be no greater endorsement for the market than the US$20 billion plus investment that we shall have in the combined Thomson-Reuters business going forward. We have had the advantage of reviewing the strategic importance of this transaction from an inside perspective and, as I said earlier, we look forward to sharing some of our thoughts and ideas as to why we believe this is such an exceptional opportunity for us.

3

     The Woodbridge Company has extensive investment activities outside the Thomson Corporation but it is fair to say that the Thomson Corporation and the Thomson-Reuters Corporation going forward will always be our primary investment vehicle, and something that we shall be very careful about and focused on to ensure it continues the track record of Woodbridge as a very successful investment vehicle.

     Let me comment a little on the Founders Share and Trustee position this morning. One of the things that was very attractive for us in putting these two companies together is the ability to go forward with a set of principles that are so well aligned to the way we have always thought about not only managing the Thomson Corporation but managing all of the businesses in which we have an interest. The fact that the principles will apply to Thomson-Reuters on an unamended basis gives us great comfort that this company has produced such tremendous results over the years and, having those principles in place, we would expect that to be the case for many years to come. The Trustees also take comfort now from the fact that they have an ally in the Woodbridge Company to help support and deliver the message to all of our employees and all of our customers on how we intend to move forward.

     Lastly, I would like to thank Peter Thomson and David Thomson, who are the Chairmen of the Woodbridge Company, for their unwavering support during the last several years as we have considered all of the types of investments and opportunities available to Thomson to ensure that it has a very robust future. I believe it is fair to say of John Tory, who will join us on the Board, that there is nobody in this room who has had a bigger impact on the success of Woodbridge and Thomson. He has spent over forty years of his career stewarding many of the investments and opportunities that have put Woodbridge in the position it is in today.

     I thank you very much for attending today and I look forward to talking to people over time about Woodbridge and, perhaps most importantly to this crowd, the tremendous possibilities that we see available to Thomson-Reuters. Thank you.

4

          Dick Harrington: Good morning. This is a great day! I am the CEO of the Thomson Corporation, and I am really glad to be here today to discuss this union of what I call two great leaders, two strong companies that are at the top of their games. Thomson and Reuters both have customer focus. Combining them will help us to serve our customers better, especially in this highly competitive and highly dynamic market place.

     There has been a lot of talk about synergies. The story is about growth, it is not about consolidation. It is the opportunities that both companies will have together going forward. This is the interception of two very successful strategies. Under Tom’s leadership, Reuters has achieved a remarkable resurgence and this combination is the next logical step for the Thomson Corporation. In fact, this is the high point of what we have been working for for over a decade.

     Thomson was one of the first companies to recognise that the information market was moving from print to digital and then to electronic solution software services, and over the past ten years we have refined our business model and portfolio so that we could help shape the market, not just react to it.

     As you know, last week we sold our higher education business for nearly $8 billion, and as you can imagine it has been a very busy month for us, but more importantly, as the price demonstrated, this was a very good business but it no longer fits our strategy. Our goal is to be the provider of choice for the world’s business and professional information markets, and today we are on the verge of achieving that goal.

     It took a lot of work to reach this moment and we have the full support of the Thomson family and our Board, as Geoff said. I also want to thank our 33,000 employees who worked very hard to make our company an industry leader. This is ultimately their achievement. Thomson has never been stronger, strategically, operationally, financially, and because of that we are able to take this major step with Reuters.

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Thomson – Reuters

     In the financial arena, combining the complementary strengths of Reuters and Thomson Financial, we will create a global leader. Thomson Financial has innovative products and is strong in North America. Combining them with Reuters strength in news and financial information and more importantly, the leading positions in Europe and Asia will unlock potential in both businesses.

     Let me take a minute to introduce Thomson’s Professional group to those of you who don’t know it yet. We have built leading positions in legal, tax and accounting, scientific and healthcare information, and we are recognised as a leader in innovator in those markets. We combine key content with technology platforms and productivity tools that help our customers succeed. We have developed deep insight into our customers and we have very strong customer relationships.

Professional Group

     As a result of that we have a subscription-based business model, very high retention rates, very strong profitability and excellent organic growth.

     Our Professional growth will account for 40% of the overall revenues of the combined Thomson-Reuters business, but this group generates nearly $5 billion in annual revenues and over $1 billion in free cash flow.

Professional Group – Growing & Profitable

     It has margins of nearly 30% and I expect going forward that Thomson-Reuters could achieve these types of margins in the future. The Professional group has outstanding financial metrics. I am very confident that our Professional group, combined with Reuters brand, their new service and their global reach will create new opportunities for the new Thomson-Reuters.

A combination of Leaders

     Let me end by saying I am very excited about the opportunities ahead. I have been with the Thomson Corporation 25 years and I have been the CEO for the past ten, and our company has never had more opportunity than it has today. This combination expands our global foot print and moreover we can leverage our content and platforms across our businesses and geographies. This is a milestone in the history of both Thomson and Reuters that will unleash the untapped potential in both companies.

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     As we all know, when this transaction is completed Tom will become CEO of the combined company. Tom is the right leader to take Thomson-Reuters to the next level of excellence. He will be supported by experienced and capable management from both companies, and I personally sense that we have the right strategy, we have the right people to take us forward, and I believe that the next ten years will be even more remarkable than the last ten that I have just had at Thomson.

     With that, let me now introduce Tom.

          Tom Glocer: Dick, thank you for that. I cannot tell you how excited I am to be here today with you. Thank you all for coming on very short notice. At some point over the weekend I asked our team “How do you get all these people to show up since we can’t tell them that it’s coming?” They said, “Don’t worry, the Reuters friends we have will show up today” and I am very glad to see you all here.

     I am just going to spend a little bit of time because I have a feeling that what you really want to do is get straight to questions, but let me tell you about these two remarkable companies.

Industry Context

     Let me lay out industry context. This is pretty familiar to all of you who have been hearing us through our Core Plus strategy lens. It is all about the shift to electronic delivery of information, the effects of globalisation on our customer base, the need to be 24/7 around the world. Clearly the shape of the financial services market has been changing and that was foremost in our minds at Reuters as we thought what sort of scale and capabilities do we need. We had obviously seen the mergers among exchanges and I expect that will continue. We see our larger clients continuing to get together, but at the same time to have new companies created whether they are hedge funds, small asset managers on the buy side. By bringing these two great companies together, Thomson and Reuters, what we now have is the capability to really meet the demands in this changing industry because we will have the scale, the depth of content and the breadth of operations geographically and by product line to do so.

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Our Vision

     We have a fairly simple vision; this has not been distilled for some little plaque or laminate for our wallets. This is just a simple desire to be the very best, to be No. 1 in each market that we choose to address. It is very exciting to me to have not only financial services and media, but it will be a lot of fun for me to learn more about how amazingly the information services have changed since the time I have been out of practice; legal, tax, and regulatory, science and healthcare which is such a dynamic industry. I will talk a little bit later about how we think we think we can combine products in this area.

Thomson-Reuters

     In bringing Thomson and Reuters together, and I am sure we will get into in more detail the advantages from a synergy point of view, I just want to say up-front that we have given you a cost synergy number and I am very happy and comfortable with that number, but what is really exciting to me is the synergies on the revenue side over time: our ability to bring new and innovative products to the market; our ability to extend the geographic reach of some of the excellent services that Thomson already has. That is going to be the really high point certainly for me.

     I will just touch on the dual listed nature of this enterprise. It is certainly complex to bring about. I do not think it will be unduly complex to manage because of the unified board and unified management. What really motivated us on the Reuters side in seeking this structure is the belief that putting these two companies together will create such great value that we did not want to see our, frankly, very patient and faithful UK holders forced out of the stock – cashed out of the stock – but rather to continue to present a vehicle, and an index-participating vehicle that our holders could share in the upside because frankly I think 705 is just the beginning of what we can do together, and obviously it will be a very well capitalised company which will help us withstand the shocks that certainly will come back one day to the financial services market.

A leading provider in information, solutions & trading

     Just taking a look at the size of our markets. Dick had this on his slide, but to do the simple addition it is about a $53 billion market and one that is growing at least 5-6% a year. Looking back at the Reuters context, we used to talk about a 2-4% growing market for us that we were going to super charge in Core Plus to add an extra three points of growth, but we think we can now tap into a much stronger market on day one, and that is just the market growth, that is not what we can do together above that.

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     We have our revenues coming from the right sort of places. We will be overwhelmingly electronic at 88%, and we have a nice stable and predictable revenue stream from the subscription model – I think something like 86% on a pro forma basis of our revenues will be subscription based. You get a nice balance between Financial, which will now be the largest part of Thomson-Reuters at about 60% and the other professional markets.

Complementary Geographies

     Let me talk a little bit about geography. Reuters has always been very strong obviously in Europe and in Asia, but in the US we have been a bit sub-scale. The team there today under John Robson has done a great job in growing our US franchise 10%/11% in revenue terms over the last 12 months, but what this will allow us to do is really for the first time in Reuters history get the scale, get the ability to be a major player in the US and we will have a very nicely balanced set of revenues and profits, and it should also help us in some of the currently reporting issues that we have had.

     Let me just flip over to the next slide, which talks a little bit about the complementarity, so geography, I have already talked about. From a customer side, it is wonderful because frankly Reuters has always struggled a bit to deeply penetrate the buy side, and that is important not only because the buy side perception is an important growing market, but also because of the importance of the buy side for sell side clients and we now have the ability through Transaction systems and Reuters Messaging to create a buy side/sell side community.

     In terms of content, we have wonderful news and real-time data, and what Thomson brings is an incredible depth and breadth and reference data and historical data among many other assets.

     In electronic trading, Reuters has had this core strength in FX. We branched out. We have had really good equities, typically Reuter routing and indication of interest services, but in fixed income, frankly, RTFI was not getting the sort of real volume we were hoping for early on. Thomson brings TradeWeb and together it is a very powerful combination right across the money curve from spot FX to the long bond, really.

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     Then in enterprise, although the Reuters story is quite well known and is important certainly under Core Plus, Thomson also brings some very attractive enterprise assets like Omgeo and other assets in the equities, clearance and settlements space on to the portfolio management tools that frankly we have lacked for the buy side. I cannot emphasise enough how complementary, how unusually complementary these two businesses really are.

Strong and Experienced Team

     In terms of the management team which I will end on, I could not have been more thrilled to have been asked to head this company. I think it is going to be really exciting, and as I have come to meet some of my new Thomson colleagues, I am incredibly impressed. From the outside, I have always seen what a remarkable consistent level of achievement they have delivered under Dick’s leadership, and as I have met them personally, I think the importance, certainly from my point of view, from the Reuters Board point of view, is that they are people of great integrity and great competence, and I know we can do great things together.

     With that, I will turn over to one of my newest Thomson colleagues, Bob Daleo.

          Bob Daleo:I am very pleased to be here today, and I want to share with you how excited I am about the powerful combination of Thomson and Reuters.

Large Deliverable Synergies

     I am going to discuss three things. First, I will cover the anticipated synergies associated with the transaction. Second I am going to provide a pro-forma view of the combined company’s capital structure. Last, I will give you an overview of the dual listed company structure that we have been talking about.

     Turning to the synergies, we are anticipating run-rate synergies in excess of $500 million within 36 months of closing. These synergies are net of some revenue dys-synergies. However, we are confident that the complementary nature of these businesses will result in new revenue streams that will more than offset any losses. As we have been saying this morning, it is all about growth, not simply consolidation.

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     These savings are in addition to our respect cost savings initiatives, THOMSONplus and Core Plus, which are both on track. We both have a strong record of execution, giving us confidence that these synergies are achievable.

Creation of a Well Capitalized Market Leader

     Let’s turn to our capitalisation. As you can see on a combined basis, we are sizeable, well capitalised and generate significant levels of strong free cash flow. Let me point out that the pro-forma figures reflected in the far right column are after the $9 billion cash consideration associated with this transaction.

     There are several items to note under the Thomson column. First, from a definitional standpoint, net debt is comprised of Thomson’s year end 2006 debt, net of proceeds related to the sale of Thomson Higher Education. Second, Thomson’s free cash flow number represents 2006 free cash flow from continuing operations, and therefore excludes the contribution we received last year from Thomson Learning.

     The figures shown in the Reuters column reflect 2006 reported figures. Given the combined company’s strong capital structure and free cash flow generation capabilities, we anticipate that we will continue to return significant levels of capital to shareholders. As a company, we believe that dividends are an important part of shareholder value creation.

     The net debt to EBITDA ratio of 2.6x shown here is obviously on a trailing basis and we expect this ratio to improve.

Dual Listed Company Benefits All Shareholders

     Let me turn now to the benefits associated with the dual listed company structure.

     There are a number of reasons why we chose this structure, and some of them have already been discussed. First, all our shareholders have the option to remain invested and participate in the value to be created from this combination.

     Second, owners of all our shares will receive the same economic benefit from the company, and I will discuss this a little bit more in a moment.

     Finally, this structure allows the new company to maintain its listings in Toronto, London and New York, and importantly, also allowed our companies to maintain their current position within their respective indices, the S&P/TSX in Toronto and the FTSE here in London.

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Dual Listed Company Structure

     The dual listed company structure will be set up in a manner outlined on this slide. It is a simplification of what is a very complex process.

     There will be two legal entities, Thomson-Reuters Corporation and Thomson-Reuters plc. These two legal entities will enter into a series of contractual agreements which provide for identical Boards of Directors; a unified management structure; and importantly, an equalisation of the economic interests of shareholders, meaning all shares will have the same dividends and economic rights.

     As shown here, after the transaction, current Thomson shareholders will hold 76% of the economic interest in the combined business, while current Reuters shareholders will hold 24%.

Dual Listed Company Shares

     Now let me discuss what the combined company’s outstanding share count will look like following the completion of the transaction.

     This illustration is based on the current market capitalisation of Thomson, which is 644 million shares.

     In the transaction, Reuters shareholders receive half of the value to which they are entitled in cash (352.5p per share), and half in shares of a new Reuters holding company, namely Thomson-Reuters plc, at the agreed notional exchange rate of 0.16/1, which equates to 16 Thomson shares to every 100 Reuters shares. Reuters shareholders will receive roughly 210 million Thomson-Reuters plc shares.

     The number of outstanding Thomson shares should be added to the outstanding Thomson-Reuters plc shares for a total of approximately 854 million shares. This is the share base for calculating earnings per share for the new combined business.

     There is further information on the equalisation ratio which is available on our website. With that, I would now like to turn it back over to Tom.

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Tom Glocer: Okay, we are almost done now. Let me show you a couple of slides on next steps.

Next steps

     Founders Share Company support – Niall has already given us some of the colour here. It is a truly extraordinary achievement and could only have been done because of the tremendous attitude of the Thomson family, who they are and their track record. This was something very carefully considered and weighed, and then very enthusiastically endorsed as you have seen today.

     The next step is to go on to regulatory approvals and anti-trust is something we shall probably talk about in the Q&A session, so I shall say no more right now. We shall then produce the documents, mail them out, have the shareholder meetings and since it is a partner arrangement, we need court approval to do it. Then we can look forward to what I really want to do, which is complete the transaction and get to work with my new colleagues.

Conclusion

     To conclude, before we turn it over to questions, it is an absolutely fantastic combination. It will be a great equity story which we shall take to the US, which has traditionally not represented a huge slice of the Thomson Corporate shareholders. On a personal basis, all I can say is that I believe it is a great investment and I shall be making a very substantial personal investment in the combined company. I have never sold a Reuters share until today, and I intend to be fully invested in the new company. Thank you very much.

Question & Answer Session

          Tom Glocer: Since I know some of you, I shall MC this and I shall go to an early believer in the Reuters story, Colin Tennant, of Lehman Brothers.

          Colin Tennant (Lehman Brothers): First of all, many congratulations to everybody for putting together what looks like a very exciting deal. I have a couple of questions. First, you talk about the synergies and the amount that you expect to get from those. In terms of the cost of achieving those, can you give us a rough idea of what ratio we should be looking at and the timescale for that, i.e. which years it might fall into?

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          Bob Daleo: Colin, may I answer that question first? It is certainly a fair question. Our experience is that, generally speaking, there is a 1:1 relationship so that for every dollar of synergies there is a dollar of cost. There are some dys-synergies along with those, the cost synergies are a little higher than that, so I would use something a little higher than 1.1 to figure that out. As far as the timing goes, I know it is a challenge for you to figure that out from your model perspective but it is also quite a challenge for us. Let me add that, as we get closer and get better information, we shall continually share that with you, it is not something where we just say that is it and we are done. This is very early on and, from our perspective, for lack of a better assumption I would just assume that they are spread evenly over this period. I know they will not be, and you know they will not be, but I do not have any other basis for giving you better guidance at this point.

          Colin Tennant: Thank you. Then an operational question during that period as well. Your major competitor, Bloomberg, will be looking at this and not sitting back, so I wonder how, in the process between now and close and presumably over the following several months, you will manage the process of keeping the sales forces interested during this transition point?

          Bob Daleo: We have done a number of acquisitions and disposals over the period and we just had that same issue with announcing Thomson Learning in October and having the sale not to be completed. We have programmes in place for all our businesses to make sure that we keep everyone motivated, and we shall do this in this case. The most important thing is that Thomson has a very focused strategy, Reuters has a very focused strategy, and these are complementary assets, so we hope there is very little overlap and that everyone will continue to drive extremely hard during this interim period as we work as quickly as possible to get everything through the appropriate regulatory agencies. However, we shall make sure that we have the appropriate programmes in place to keep our people motivated.

          Tom Glocer: From the Reuters side, let me just add that we have put the same programmes in place. Everyone is back to business, focused on customers, and David Grigson, Devin and I were talking over the weekend, and we have decided that we want to give you a nice signature year for stand-alone Reuters, so I am not worried about it.

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          Polo Tang (UBS): I have a couple of different questions. Bob, you mentioned dys-synergies. Could you say exactly what those are and also, Tom, you talked about the cost savings but you also talked about revenue synergies as well, so can you give us more colour and flavour in terms of what kind of areas they will come from? Finally, on anti-trust, if you drill deeper down to the market and look at the mid and lower tier sections of the market, Thomson-Reuters is very strong. However, to take a hypothetical situation, if the regulators decide there is an issue, is it physically possible, for example, to split off products such as Knowledge or Trader or Thomson ONE?

          Bob Daleo: Let me start by saying, first of all, that as Tom said we are working as a team, and one of the things we do is hand things off all the time. I feel that Tom would be better equipped to handle the question on revenue dys-synergies than I am, so I shall turn it over to him.

          Tom Glocer: We have had a lot of experience with it, now most recently with the Telerate acquisition. To the extent that there are dys-synergies, it will be much more limited than with Telerate because of the very complementary nature of the transaction. There is less overlap than people think there is, which is great. Specifically where it comes from is there are places where, because of the business continuity disaster recovery policies of firms, they will dual source. In those cases, to the extent that one of us was the second source for the other, we shall see that disappear and go to one of the other competitors.

     Let me move on to the issue of competition and I shall come back and end on the issue of revenue synergies. As far as competition and anti-trust, there are a lot of competitors. The reason why we believe it is so overwhelmingly pro-competitive and so many customers have been calling me over the past few days to talk about it is that you now have a truly strong competitor to provide competition at the high end. In addition, the industry itself is so remarkably changed over the last five years. First, all the exchanges are in the information business. Secondly, all of our customers are, whether in consortia form like Boat, Turquoise or Market Partners, or just on their own. Then there is the levelling effect of technology, which has introduced a ton of competitors, let us say, on the enterprise side in direct feeds. How many of you had heard about Wombat and InfoDyne a year ago? Right across the spectrum from FactSet to IDC, this is a strong, thriving and competitive market, one where our customers are not typically the ones that are widows and orphans and unable to protect themselves, and there has been a history of that in the industry.

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     Finally, let me move on to the issue of revenue synergies. We have been having a great time thinking about what we can do together, and I shall share a couple of thoughts on that. Thomson has tremendous assets in healthcare and science. Reuters, as you know, under Core Plus has an initiative in primary research to bring the high value content in specific industry verticals to the analytical and buy side community. By reaching into some of the core science assets, we can hugely supplement what we were already doing in primary research.

     In news, our outlets have been traditionally financial services and media in the agency business and a bit for consumer now. We have additional channels, the corporates market which is a great story at Thomson. There is legal, regulatory and medical and we can see targeted news services adding journalists to create new files, and that same content will come back into the financial services core and greatly strengthen the file: pharma reporting, legal feed reporting, so that is another good one.

     Finally, each of us has been investing in some really interesting capability. We announced a couple of weeks ago that we are buying Clearforest that does extraction of meaning from text. So we can apply those sort of technologies across a much wider group of assets now and, in talking to my colleagues, there are some really neat things on the Thomson side, so I am looking forward to getting in and being creative.

Polo Tang: Anti-trust – in terms of the split-off of products.

          Tom Glocer: The answer is that anything is possible technologically, and in particular since Thomson, like we, have embraced a web services approach to the architecture, you have a far different world than when you had proprietary containers and really hard-wired sets of data running through it, and so, if you go back far enough, everyone designed their own hardware, and then people wrote their own software. Now we all deliver into browser and standard containers, so there is much greater flexibility to mix and match and in fact, our customers, as you know, take our products often in component form rather than on package form. It won’t be without its challenges, but we think we can do what we need to do.

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          Dick Harrington: Thomson is not a product. Thomson is one of the platforms in which we build products on, so you have to look at that as the internet, web-based, it is based on Microsoft Windows to build the platform. Although we use it as that term, it is not a product, it is a platform, and obviously our customers bought some modules or whatever database they would like as part of that product. I would agree with Tom and his assessment.

          Tom Glocer: Miriam has questions coming via Instant Messaging, so from time to time we will cut to her.

          Miriam McKay (web): Will anti-trust require material disposals in the US, especially the retail channels, and then a second question about integration risks and particularly how do employees feel?

          Tom Glocer: I will tackle the first one, and may be Dick will help me on the second one. I don’t think there will be a requirement to make any significant disposals because of the change in the market and the issues around market structure that I have just discussed. May be you will remind us of the second part of the question.

          Miriam McKay: About integration risks and particularly how employees feel.

          Dick Harrington: On the integration side, obviously Reuters has that outstanding track record on integration and managing their cost side. The Thomson Corporation live by it. I’d have to reference how many deals we have done over the past 10 years and how well we do integration. I will add to the third piece which is basically how do the employees feel. I would speak for the Thomson Corp in that they fully understand our strategy, what we are trying to accomplish. If you look at the fact that when we announced (the divestment of) Learning in October and had to run that business for six months – by the way, I would say that Thomson Learning had an outstanding year, as well as the Thomson Corporation – all our people understand what we are trying to achieve with either Corporation, so they are fully supportive of what we are trying to do as an organisation.

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          Tom Glocer: I will call on Devin to add something. I can think of a no more competent leader anywhere to manage an integration than Devin. I am thrilled that we will keep the combination going. Devin might want to address a couple of points on integration.

          Devin Wenig: Thank you, Tom. I don’t have a lot to add other than as many of you guys know, we are pretty good at this. We have done a number of deals, Telerate, Bridge, Multex. We have been very successful at achieving our goals. We have been very successful at achieving the best of the cultures which is very important here, that the combined organisation is not Reuters or is not Thomson, it is the best of both companies, it is the best people and it is the best assets. We have been able to do that in past deals. I am very confident we will be able to do it in this.

          Mark Braley (Deutsche Bank): I guess three questions. Just to clarify, presumably both companies’ individual restructuring plans continue while this process is pending, including the work that is being done in terms of offshoring development and data centres, which is presumably an area that the $500 million of combined company synergies will eventually target in part. Is that correct?

     The second question is: are there any major contracts, renewals coming up in the next 18 months, particularly I am trying to remember how long the Merrill Lynch retail contract is for. Is that five years? If so, how do you go about approaching when Merrills put that business up for renewal, bearing in mind that Thomson-Reuters were obviously the final two involved in bidding for that?

     The third one is a Woodbridge question. This takes Woodbridge down to 53%. Is it the intention of Woodbridge to ensure that it always stays above 50%, offsetting options, dilutions, etc?

          Tom Glocer: We will start at the end and work our way up.

          Geoff Beattie: Woodbridge, as I mentioned, is a large investment company, and our only focus is getting value for our shareholders. We have dealt with this question a lot in the past, when we were 70% shareholders. Our focus very much is to ensure that the interest that we have in Thomson and Thomson-Reuters continues to grow, continues to add the paper value that we expect and any shareholder would expect, and as a result, we don’t really focus on a percentage of ownership. It is true that we like to be in the position that we can influence the direction of companies, and I think that we will continue to think about it in that way.

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          Bob Daleo: On the Merrill Lynch question, I am trying to remember exactly the day we turned on the contract. It’s probably some time mid to late 2003. It is a five year contract with certain options to renew. I might add that we are doing an excellent job with the contract and Merrill Lynch is extremely pleased, and I think there is some rating out there where we were the No. 1 supplier in that area – no disrespect to Reuters!

     These things are so integrated within these businesses, my guess, as you can imagine, is that there is a lot of pain and suffering putting this in. I am sure that Merrill Lynch will not want to go through the same pain and suffering, and basically changing it, and I think they are extremely satisfied with the service. I would expect that contract to continue and that will not be a major issue during this time period as we get clearance from the anti-trust.

          Tom Glocer: I will tackle the first one, but just to add on that, obviously during the interim period until we close, it is absolutely business as normal. We will bash each other over the head out there in the market, and as you noted or at least implied in your question, although I think we were in the end the two finalists, there were numerous other competitors even then in the industry, so I would not worry about it on that score.

     In terms of restructuring and where the $500 million comes from, there are a lot of opportunities there as we learn more about our infrastructures, not just between Reuters and Thomson Financial, but across the entire company. Let’s start with data centres. Not only do we each now maintain separate data centres and separate back-up facilities which obviously is needed, there are other facilities for huge databases like, say, the Westlaw one within Thomson Core. Technologically it is all zeros and ones, so there is no reason why one can’t start thinking about taking advantage of the large footprint they have in Egan, Minnesota and housing some of the BCDR activities for the combined financial group there.

     Similarly in India, we both happen to be in Bangalore and Reuters has been thinking about what additional site we should have in India – not to have all our eggs in one city – and they have Hyderabad. There are a number of opportunities like that and as we get deeper into it, as we said, the $500 million is in excess of and that is what I focus on.

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          Bob Daleo: You also mentioned about the efficiency and effectiveness programmes that both companies have in place. Our programme is called THOMSONplus. That programme will continue to go forward. Reuters obviously has Core Plus which will continue to go forward and then the 500 synergies would be on top of that. In talking about execution and can we do this, the capability that Thomson has, and the capability that Reuters has because of THOMSONplus and because of Core Plus, really allows them to move into this with all feet on the ground and really moving quickly, because it is not that we are going to start a programme; we are just going to weave these into the existing programmes and continue to grow.

     This is totally coincidental but we need to have a little more space in Denver and the only building we could get into is the building that Reuters has, neither one of us own it but Reuters happened to be in there, so in doing this transaction at least we save on signage! [laughter] Another synergy.

          Rogan Angelini-Hurll (Citigroup): I have three questions. First, if I am right in what Bob was saying about the cost of achieving the cost savings, he implied revenue dys-synergies of $50 million. Is that right and if so that seems quite low even allowing that there is not that much overlap so could you just confirm that?

     Secondly, Tom, you talked about a market base of 5-6% for the businesses that you cover. Now 60% of those businesses were financial, which presumably still encompasses your 2-4% market growth for Reuters, so is that being upgraded, or is there a new more exciting market that Thomson was already addressing which you are now tapping into which implicitly would be, I guess, 7-8% to offset the 224?

     Then I have a final question for Geoff on the Woodbridge Company because I do not know a lot about it. On your investment requirement did you seek liquidity? Do you actively seek cash returns from your investments? Would you prefer your investors to invest the money themselves? I don’t know what your principles behind the investment are.

     Geoff Beattie: As I mentioned on the slide earlier, Woodbridge is an investment company that has a net worth that we describe as in excess of US$25 billion, and our position in the new Thomson-Reuters company is approximately $19-20 billion of that piece. We are probably a little light on how we describe it but it gives people a flavour.

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     We manage Woodbridge on a very conservative financial basis. We focus our investment activities on things that we believe have very enduring qualities that can add value to the overall investment returns of Woodbridge. We have no other financial metric than adding value for our shareholders. We have substantial liquidity as it exists today, and we are always prepared to use that to enhance the value of our investment portfolio. We have been a 70% shareholder for many years – certainly over 20 years in both the Thomson Corporation and the predecessor corporations that came together to form Thomson – and we would continually deal with the question in that context as to what our intentions were going forward with respect to that holding. We were consistent in telling the market place that, as long as we feel very comfortable that we can continue to add value to our position, we will do what is right for the companies that we are involved in.

     To give it a slightly different spin, we are a fairly lean organisation, very decentralised in our approach to investing and, as is the case in this transaction, we look to our management team headed by our chief executives in our various investments to constantly bring us the perspective on our investment, and the opportunities that are available to us. In this particular instance, over the course of ten years Dick and his team have continually presented opportunities for Thomson to grow and prosper and when an opportunity like Reuters would come along our role, as Niall mentioned earlier, was that he and I took a lead role in ensuring the execution. I wanted to make sure that people understood that we do not tend to take on operating responsibilities. We find the very best partners and people in the world that we can to support us in our investments and we partner and support them, and today it has produced an excellent investment return for Woodbridge and the Thomson family.

I would like to take this opportunity to say something I was hoping to put in at the end. This has been a very unique transaction that has come together over a long period of time, and I want to pay particular attention and thank the advisors that assisted us on this transaction on both sides – the Reuters advisors and the Thomson and Woodbridge advisors. It is outlined in the press release who those groups were from UBS and Blackstone on the Reuters side, to the Perella Weinberg Partners and Bear Sterns on our side, Slaughter & May, ANO, City, Caz and others. This group came together and spent a considerable amount of time evaluating and assisting us and looking at the merits of this transaction, and they were absolutely uniform in their advice to both groups. That is one the reasons we are so excited about where we are today and helping us make what I described earlier as a $20 billion play on the future of this company.

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          Tom Glocer:We still have two legs to go to answer Rogan. The second one was on the implied revenue of the synergies.

          Bob Daleo: Rogan, I did not mean to imply any specific numbers so you have done a rapid calculation. What we were trying to convey is that there are a lot of moving parts to this and we are very early into this process. As it is important that you understand where we are heading, we are trying to give you some guide posts. I recognise those guide posts are fairly wide but they are wide for a reason because they are fairly wide for us at this point as well. What we understand is that, as Tom said, our customers will have some occasions where we think there will be duplicates, but at the same time as we have all said from the very beginning the upside here is really not about the costs we take out but the revenue that we drive. To look at these dys-synergies in the patent of the revenue growth I know is a bit disjointed but other than thinking about it we have not really put pen to paper in terms of where these great product opportunities are. So, I was vague for the reason that we honestly do not know and the timing of which platforms do you switch to and how do you integrate these is a level of complexity that just translates to a vagary in terms of where we are right now.

     What I tried to give you was a guide that said if we were projecting net synergies at $500 million, do not anticipate that the costs are straight up because to get those net synergies we have just taken a conservative route and assumed that we would lose some revenues. The guide I would give is anywhere between 1-1.5. I do not know what that number might be in terms of dollars or multiple costs, and again I apologise for being vague but you have to say where we are in this process.

          Tom Glocer: I will pick up the 5-6% market growth assumption. One of the things I have always enjoyed in doing these sessions with you is the pop-maths quiz element that you present in different ways. The answer, as we often give you, Rogan, is it is the mix effect. If you look at the markets that Thomson is strong in and what they will bring – and now I will just talk about the financial side – and look at Reuters growth in those markets. We grew our enterprise information business some 18%, Reuters Knowledge, which has some similar data to those of Thomson, has been growing at 30% plus. In the US, our business, as I mentioned, has been growing double digits and about 80% of Thomson’s financial revenue certainly comes from that. So there is a nice shifting of exposure. I also believe that the buy side focus will help protect us from some of the consolidation assumptions we have always run through our top line market growth estimates.

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Rogan Angelini-Hurll: [No microphone] Core Plus …

          Tom Glocer: Not much, look at the market share data we just put out. It showed us gaining a little, at least our numbers, and Thomson holding steady – theirs probably show they were growing.

          Patrick Wellington (Morgan Stanley): I am not as mathematically adept as Rogan! Did I hear someone say they thought the entire Group could achieve EBITDA margins of 29% at some point, and how would that be achievable against your long-standing 17-20% EBITDA margin target? Secondly, I reckon with another three or so years of restructuring cost, that will be, for Reuters at least, 10 successive years of abnormal charges. At the end of those three years of restructuring costs, do you really think that is it this time, Tom? Thirdly, if I were a financial customer about to buy a Thomson ONE product to roll out across my entity, would I not on this announcement stop what I was doing and consider other vendors, given the likely predominance of Reuter product in the final equation?

          Tom Glocer: I shall start with the third question. I do not believe you should assume a likely predominance of any one product. This is why I referred earlier to what the whole web services approach has made possible, and Dick talked about Thomson ONE as a platform. You will see a coming together of these great capabilities. Data can be exposed out of databases now as just a web service stream of data, and you can run it into any container you want. Therefore, customers should continue to make exactly the decisions they have been making, and I hope they will continue to take Reuters in and now I also have a reason to wish Thomson great success in the market as well.

          Patrick Wellington: You are already running two platforms – Reuters and Bridge platform.

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          Tom Glocer: Patrick, you know the truth, we are running far more than those platforms. In terms of the restructuring charge, I shall take it in the tongue-in-cheek manner in which you offered. I was certainly not looking to do another “jam tomorrow” story on a stand-alone Reuters basis, but you will all have to admit that this is such a succulent meal that no-one could resist whatever reasonable charges will be needed to put this together.

          Bob Daleo: As far as my forward-looking statement or my wish of what might happen to the organisation going forward as far as margins are concerned, if you look at the Thomson Corporation and what we have been able to achieve over the last 10 years, we did not have those margins 10 years ago. In fact, we probably did not have 81% of the business we have today, so we have completely reformatted our business. We have made a business model that can create highly valuable products and services for our customers, and we are able to run that business very efficiently and effectively, primarily because of the type of products and services we have created.

     Thomson Corporation has been in a continuous improvement programme since I have been there for 25 years and it is in the plans of our senior executive. If you look at Jim Smith and Mike Wilens, one of the things in their plans is continuous improvement: we have to continue to make sure we know exactly what we are doing.

     I look at the company going forward, and I look at the outstanding global platforms that both companies will be able to utilise off the growth of the Reuters platform, and you look at the appropriate products and services that we will be able to offer to all the markets we serve, then you look at the infrastructure that they are able to manage and drive and basically to create, I think you will have a business that will have excellent growth and continuous improvement which will reflect in profitability and free cash flow. I have full confidence that they will be able to achieve it over time.

          Dick Harrington: I also believe if you just add the synergies in as we project it, there is every possibility that we will get back to the margins that Thomson had before the combination.

          Charles Peacock (Seymour Pierce): Perhaps just as a follow on, I am not over-familiar with Thomson, but are there any significant differences in accounting policies and treatments when we look at the numbers that help explain margin differences?

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     Secondly on taxation, with the structure adopted, are there any significant benefits or disadvantages in terms of what happens to the combined group?

          Bob Daleo: In terms of taxes, if you look at our reported tax rate on our adjusted earnings which takes out the unusuals, our tax rate – and we have said this publicly – for 2007, we are projecting around 20% and Reuters is around 23%. You have rendered those pretty much as the tax rate going forward, and we look for an opportunity to continue to drive that. We believe that would be sustainable going forward, so that is not unreasonable.

     In terms of accounting differences, I believe that Reuters just converted the issue to IFRS. I am not that familiar with IFRS. I believe it put us closer in terms of accounting. I am looking at my colleague, David, here. I don’t think there would be significant differences in terms of how we account. We are on Canadian GAAP, and Canadian GAAP is not quite US GAAP, and Canadian GAAP will be phased out in 2000, by the end of 2008. So the combined entity will have a decision to make in terms of accounting. It seems logical to me that we would convert our company to IFRS, but we have to do more thinking about that, and more evaluation, but it would seem not illogical at this point.

     Have I answered your question? [Yes]

          Miriam McKay: A couple from the web for Bob here. A best guess pro-forma capex:revenue ratio, leverage targets (post-transaction), and then a question about any thoughts on the integration of the two new services.

          Bob Daleo: Today, Thomson Corporation targets capital expenditures as percentage of revenue in the 7% range. I believe we said this year it would be a little bit higher because we are doing some one-off investments, and I also believe that Reuters targets in the same way, around 7%, so I would say that that is not an unreasonable assumption going forward, that the combined entity with capital expenditures of synergy revenue is about 7%.

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     In terms of the leverage that you saw on the slide, it was the combined entity of the pro-forma basis, and as a debt to EBITDA multiple of about 2.6. Both companies had very strong capital structures, they both had well-rated debt, investment grade debt; in S&P parlance, we are an A-, and they are a BBB+. I would fully expect going forward that we would have a rating that would be consistent with what we have today, given the strong capital and cash dynamics of the business.

          Tom Glocer: On the News integration, I would just say that I think the value of news, which is often not fully appreciated in the Reuters story, is perhaps confirmed by the attractiveness of Reuters for this combination. We intend to invest in news, both the journalists and all of us can look forward to an increase, certainly from the Reuters size, in the number of journalists we have. I don’t think you need to look much further than what Rupert is doing vis-à-vis Dow Jones to see the recognition that fast-breaking financial news is something that people really care about and will pay for.

          Simon Baker (Credit Suisse): A couple of questions just on regulatory approval: if the Thomson offer appears to be unconditional upon any concessions or divestments that the regulator may require, can you just give us a sense as to Reuters standing in terms of how many divestments or what sort of scale of attrition to the $500 million targeted synergies you would find acceptable still to go ahead with the deal.

     Secondly, just on those revenue synergies, once again, any sense of scale there? Is it $100 million, the revenue synergies, potentially?

          Bob Daleo: I would not want to put a limit on it!

          Tom Glocer: On the first part of your question and my answer, we will do what it takes to get this thing done. We are coming together for the very long term here. We have not run 1000 scenarios on how the $500 million might be impacted by divestments, because frankly we think it is more likely than not that we won’t be divesting businesses, but there is enough there in the $500 or in excess of $500 that I would be very surprised if that were not the number going forward regardless of anti-trust process.

     Paul Sullivan (Merrill Lynch): Just a couple of questions. Firstly on longer term strategy, the combined group will be 60% financial. Is that cyclical skew something that Thomson is comfortable with longer term, and will it alter the strategy with respect to the rest of the Group? Also, in that respect, what has been the reaction of the divisional management outside of financial at Thomson, given that some of their noses may be put out of joint by this deal?

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          Bob Daleo: First of all, it is 60/40 going into the deal. The day we sign, I suspect that our Professional piece is going to continue to grow, and grow quite well. We are in very good positions and we have opportunities to grow globally as primarily a US-based business, so we have an opportunity to grow globally. I don’t think they are going to be able to sit back and maintain a 60/40 relationship, and it is always good to have a bit of friendly competition of who is going to be the largest within the unit. I am sure Jim Smith and Devin will have some fun! The way I look at it right now, I think Professional tends to be more profitable, so Devin has his work cut out to match that.

     The other side is pleased. Don’t forget our strategy. We have been working on this for 10 years. Geoff and I have worked very closely. We wanted to become a global leader. We didn’t necessarily want to be the largest, but we want to be the global leader in the information service industry, in certain markets, financial as well. Legal is one, Healthcare, Scientific, obviously Tax & Accounting. This was a great opportunity. Our whole company fully understood that. Our senior management and players of our company knew exactly what our vision is, what our mission is, what we are trying to accomplish, what our strategy is. This was just a great opportunity to take advantage of that. Obviously, as I said earlier, I am extremely pleased, and our whole organisation is extremely excited about the possibilities coming forward. This is still win/win for both sides, and very exciting.

          David Thomson: I would just like to comment on this. Obviously the people on the Professional side of our business became aware of this transaction the same time as the market. Uniformly they are tremendously excited to be able to go forward and grow this business under such a strong brand and banner as Thomson-Reuters. Over the years, we have done more than enough explaining about what the Thomson Corporation was really all about, especially outside North America where it is not as well understood, but the opportunity to grow globally under this banner has created nothing but excitement.

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          Andrea O’Keefe (JP Morgan): I just have one question which is, do I understand Page 6 correctly on the Board structure, where you have 15 directors, of which 14 look to be non-executive, and Tom. If that is correct, how will the non-execs and effectively the operating Board underneath stay in contact? Really, how does the whole corporate governance structure work with the structure you are proposing?

          Niall FitzGerald: We have thought about this very carefully. The crafting of the Board, of which these are simply the proportions – there are no names there, other than of course David as Chairman, and Geoff and I as Deputy Chairmen. I will take the role of senior independent director. That structure is a more typically North American structure than a European structure, than a UK structure, with for the moment, just the Chief Executive on the Board.

     If one were to put together the best in class from both, I think we will have a very powerful Board, very experienced directors, who indeed are experienced at staying in touch with their management, and who themselves with their various backgrounds, experienced businessmen and experienced wider operators. I think we will have a very good governance structure. I think it will be a governance structure which is appropriate to what is essentially a hybrid, mid-Atlantic business. It has been one of the issues when we had the discussions with the Founders Share Company, for instance, that they were exercised about understanding how the governance would work, and in describing it, that was one of several elements that persuaded them that this was good reassurance to them as to how the business would run in the future and sustain the values of the Founders Share Company. I feel very positive that we will have a governance structure, which will probably be unique in one respect, and may be a benchmark for people in another respect.

          David Thomson: I think another thing, Niall, to get a chance to look at this, no doubt, that this is a factor of the governance structure in which Thomson has operated under historically. We have more of a North American style Board where in our case we have two executives, Bob and [Dev?], who are on the Board; Woodbridge, as you know, controlled 70% of that company with Board directors, and a majority, and we have always had a majority of independent outside directors, because we really benefit from having that input. If we thought there were any governance issues with respect to that structure, we probably would have addressed them at this time, but I think we feel that is the most effective way to go forward.

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          Jonathan Helliwell (Cazenove): I am just curious, picking on something. I think you mentioned earlier that historically US investors have not really participated in the Thomson story. I wondered what sort of rationale you had historically been given for why that was and whether you thought this deal could potentially change that.

     Connected to that, Thomson shares came up a little bit on the initial statement. I wondered what initial reaction you were getting back from non-Woodbridge shareholders with Thomson?

          Geoff Beattie: One of the issues – and you will have seen four or five years ago, we listed on the New York Exchange – we have always been somewhat challenged by a lack of liquidity in our stock, which is not necessarily a bad thing, because we have very loyal and long-standing Canadian shareholders who understand and appreciate the story and are very reluctant to give up their holding in this company. They understand our focus on the long term and the fact that we have consistently over several decades delivered top quartile financial performance. It is not a near-term change to the liquidity structure but, over time, as this business grows globally, and following some of the comments people made earlier about changes in exchange, we would expect to see greater liquidity in the stock and a greater stake held by the minority shareholders.

     With respect to your second question about reaction, I have not really paid much attention to the short-term reaction in the market or the movement on the stock prices. I was saying to some people earlier this morning that Woodbridge and the Thomson Board have never traditionally focused on worrying about or creating trading opportunities in the marketplace. We have focused on creating value for shareholders and we shall continue to focus on that.

          Bob Daleo: If I may add to that, in spite of what we said to the marketplace about redeploying the funds from Thomson Learning, when we announced the sale, some investors took a position in anticipation or hope of getting a cash dividend. Therefore, the moment we announced that we were true to our word that we were redeploying these funds and then some, those investors chose to exit the stock, which accounted for some of that immediate dip that happened in the stock.

          Bob Daleo: We weren’t one of those investors, by the way!

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          Tom Glocer: We shall take a final question over here and then turn it over to Niall for a comment.

          Madeleine King (HSBC Credit Research): I wonder if you could clarify a comment you made earlier about S&P. Was I correct in hearing you think you could retain a single A- post this transaction? Also on finance, are you looking for the bond markets to fund some of this deal and, if so, will you wait for the completion or is it likely to be before then?

          Bob Daleo: That is a heck of a question. I did not mean to imply that we are assured of an A-. The difference between an A- and a BBB+ in terms of debt cost is marginal. What we shall do is structure the capital of the corporation and ensure that we have maximum capability to continue to invest and grow the business. I did not mean to imply that. Thomson Corporation has always felt strongly about having not only a strong credit rating but also having the capability to act or react in the marketplace as necessary. Therefore, we shall have to weigh that in relation to the markets, and I have forgotten the rest of the question, so would you mind repeating it? [Repeats question]

     In order to do that, we need to have ready financing in place, which we have. We shall probably not go to the market in advance but we shall wait until we do the deal. We have a bridge in place now to help us in the interim but then we shall take that bridge, which is short term, and convert it into long-term financing once the deal is complete.

          Niall FitzGerald: I just want to end with one comment. We have talked a lot about the structure today, we have talked about numbers, we have talked about financing and synergies, all of which are hugely appropriate and important. However, in the end this combination will succeed or fail depending upon the people. While we are here, any of you who may need reassurance with regard to the commitment, the competence or the capacity of these combined teams to deliver the sort of value we have talked about this morning, should only reflect on what has happened over the last 11 days. When we were forced to make an announcement on Friday, 4 May because of market activity, I would not have given you good odds that we could have come to completion or announcement 11 days later. We only got there because of a super-human, extraordinarily professional effort. Geoff has referred to the advisers who have played a very important role, but it was driven by the management teams on both sides. Seeing what has happened over the past 11 days and then projecting forward, I have not the slightest iota of doubt that they will deliver the value we have talked about this morning and, with a little following wind, much more. Thank you very much.

- Ends -

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The following is a transcript of a presentation given jointly by The Thomson Corporation and Reuters Group PLC on May 15, 2007 at 8:30 am, New York/Toronto time. The filing of this transcript under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

CORPORATE PARTICIPANTS
Frank Golden
Thomson Corporation – VP-IR
Geoff Beattie
Thomson Corporation – Deputy Chairman
Niall FitzGerald
Reuters – Chairman
Dick Harrington
Thomson Corporation – President, CEO
Tom Glocer
Reuters – CEO
Bob Daleo
Thomson Corporation – EVP, CFO

CONFERENCE CALL PARTICIPANTS
Andrew Mitchell
Scotia Capital – Analyst
Tim Casey
BMO Capital Markets – Analyst
Randal Rudniski
Credit Suisse – Analyst
Karl Choi
Merrill Lynch – Analyst
Drew McReynolds
RBC Capital Markets – Analyst

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PRESENTATION

Frank Golden - Thomson Corporation – VP-IR

Thanks very much. Good morning to those of you in Canada and the United States and welcome on what is a historic day for Thomson and Reuters. I am Frank Golden, Vice President of Investor Relations for the Thomson Corporation. Before we begin, I need to remind you that the following discussion contains forward-looking statements that relate to future results and events that are based on Thomson and Reuters' current expectations. Actual results may differ materially from those currently expected due to a number of risks and uncertainties discussed in documents that Thomson and Reuters provide to the regulatory agencies.

In addition this presentation also contains disclosures of certain non-GAAP financial measures. Thomson and Reuters have provided a reconciliation of each of these measures to the most directly comparable GAAP measures in the investor relations sections of their websites. Please refer to the special note at the end of our slides for more information.

And with that, it is my pleasure to introduce Geoff Beattie, Deputy Chairman of the Thomson Corporation and President of the Woodbridge Company for some opening remarks.

Geoff Beattie - Thomson Corporation – Deputy Chairman

Thank you, Frank, and good morning, everyone, and thank you very much for joining us this morning for this call. We have had a very exciting morning in London and the opportunity to talk extensively about the transaction and we look forward to the opportunity of discussing with you now.

Obviously from a Woodbridge perspective and the Thomson perspective, we are extremely excited to be able to announce this transaction. It represents the culmination, in many ways, of a strategic direction that we have been pursuing for several years to become the world leader in professional and financial information. And today, we think, marks the beginning of an even more exciting future for the Corporation.

Joining me on the call are Tom Glocer, Bob Daleo, Dick Harrington, and my Deputy Chairman at the new Thomson and Reuters Company, Niall FitzGerald, who I will asked to comment on the transaction in more detail, who is currently the Chairman of Reuters.

Niall FitzGerald - Reuters – Chairman

Thank you, Geoff. I won't take you through the highlights in detail, they're on the charts that you can see. I hope. So instead, let me just add to what Geoffrey said and stress how delighted we are to be here today to be announcing this quite remarkable transaction between two of the best-known names in the electronic information and media business and to form a new business information powerhouse. It is a transaction in which the Boards of both Thomson and Reuters have been actively involved over quite a long period. Myself and Geoff, in particular, and the Board (inaudible) in which we recommend to our shareholders with the utmost confidence.

In regard to board and governance, the new Thomson-Reuters will consist of a dual-listed company. I just wanted to spend a couple of minutes introducing the structure of the governance. Two companies that make up the dual-listed structure would have identical boards of 15 directors. There is a good balance of Reuters nominees, Thomson nominees, and Woodbridge nominees representing the Thomson family trust. David Thomson will serve as Chairman and Geoff and I are delighted to have been nominated as Joint Deputy Chairman. Tom Glocer will serve as Chief Executive and we are all looking forward and impatient to get on with working together, as I know it is going to be very productive and a lot of fun.

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The Reuters family share company has been commented on quite extensively in advance of this and, therefore, I am delighted to be able to announce today and we have been at the Reuters Partnership Company, which was set up to set up to guard, safeguard Reuters' independence, integrity, and freedom from bias in its news reporting. And they have confirmed their complete support of this transaction. The Reuters Trust principles and the Family Share Company structure will apply to the whole of the enlarged Thomson-Reuters group, thereby underpinning the existing high standards of integrity and independence.

Woodbridge has undertaken to support the trust principles and will be exempt from shareholding limits as long as it remains under the control of the Thomson family. I would like to quote from the Chairman of the Founder Share Company, Pehr Gyllenhammar, as included in the announcement, when he said, "We believe that the formation of Thomson-Reuters marks a watershed in the global information business and will underpin the strength, integrity, and sustainability of Reuters as a global leader in news and financial information for many years ahead."

So with that as brief headlines for the transaction, now over to Dick.

Dick Harrington - Thomson Corporation – President, CEO

Thank you, Niall. I am glad to be able to discuss with you today this union of two leaders, two strong companies that are at the top of their games. Thomson and Reuters are both customer-focused companies. Combining them will enable us to serve our customers better in this competitive and highly-dynamic marketplace and this is a story about growth, not about consolidation.

This is the intersection of two very successful strategies. Under Tom's leadership, Reuters has achieved a remarkable resurgence and this combination is the next logical step for Thomson. In fact, it is the high point of what we have been working towards for a decade. Thomson was among the first to recognize that the information market was moving from print to digital, and then from electronic solutions, software, and services. Over the past 10 years, we redefined our business model and portfolio so that we can help shape the market, not just react to it.

As you know, last week, we sold our higher education business for nearly $8 billion and as you can imagine, it has been a fairly busy month for us. As the price demonstrated, this is a very good business, but it no longer fits our strategy. Our goal is to be the provider of choice for the world's business and professional information market. Today, we are on the verge of achieving that goal.

It took a lot of work to reach at this moment. We have the full support of the Thomson family and our Board. And I want to thank the 33,000 employees who worked hard to make our Company an industry leader, because it is ultimately their achievement. Thomson has never been stronger strategically, operationally, and financially, and because of that, we were able to take this major step with Reuters.

In the financial arena, combining the complementary strengths of Reuters and Thomson Financial will create a global leader. Thomson Financial has innovative products and strong market positions in North America. Combining them with Reuters strengths in news and financial information and its leading positions in Europe and Asia will unlock the potential in both businesses.

Let me just take a minute to discuss Thomson Professional Group. Many of you know this side of the business, but we have built leading positions in legal, tax and accounting, scientific, and healthcare information markets, and we are recognized as a leader and innovator. We combine must-have content with technology platforms and productivity tools that help our customers. We have developed deep insights into our customers and we have strong customer relationships.

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With that comes a subscription-based business model with high retention rates, strong profitability, and increased organic growth. Our Professional Group will account for 40% of the revenues of the combined Thomson-Reuters business. This group generates nearly $5 billion in annual revenues and over $1 billion in free cash flow. With margins of nearly 30%, the Professional Group has the kind of a financial metrics that I believe Thomson-Reuters could achieve in the years ahead. And I'm confident that our Professional Group combined with Reuters brand, news service, and global reach will create new growth opportunity.

I am very encouraged by the opportunities ahead. I have been with Thomson for 25 years. I have served as CEO for the past 10 years and the Company has never had more opportunity. The combination expands our global footprint, moreover, we can leverage our content and platforms across all our businesses and geographies.

This is a major milestone in the history of both Thomson and Reuters that will unleash the untapped potential of both companies. When the transaction is completed, Tom will become CEO of the combined Company. Tom is the right leader to take Thomson-Reuters to the next level of excellence and he will be supported by experienced and capable management from both companies.

I think we have the right strategy and the right people to drive it forward. And I believe that the next 10 years will be even more remarkable than the last 10. With that, I will turn it over to Tom.

Tom Glocer - Reuters – CEO

Dick, thank you. I am incredibly excited to be launching Thomson-Reuters today and honored to be chosen to lead this organization.

I would first like to just pay tribute to what Dick has achieved. He is being modest in his review of the journey at Thomson over the last 10 years. He has truly transformed this Company with his team and it was his graciousness and his sense of what is best for the Company that made social issues which often interfere with creating so much value actually a great positive here. And I thank him and I know respective staff of both of our Companies do as well. I am thrilled to get the chance to work with the colleagues I have gotten to know a little bit at Thomson in this process and can't wait to get to work.

What I would like to do today is just go through a couple of slides that we have presented earlier today in London. First, I wanted to give you some industry context. This is sort of more-familiar territory for those of you who have been following the Reuters Core Plus strategy, but the themes themselves are pretty well understood in the industry.

We are seeing a huge shift to electronic delivery of information, as well as electronic trading in the financial services market. Globalization is requiring ever greater scale. We are seeing the institutions in finance change before our eyes, whether it is exchanges consolidating, like the New York Stock Exchange and EuroNext, or our large customers forming consortia to be able to capitalize on their assets. The very shape of the industry is changing and I think putting together Thomson and Reuters will give us the scale and breadth to really partner with our customers and compete in this new industry.

We have quite a simple vision, that is simply to be the absolute number-one provider of electronic information trading systems and software solutions for professionals in knowledge-based industries everywhere. We run a 24-hour-by-seven operation. Our markets never stop and the ability now to have not only a financial services and media sector to deliver to, but also the very rich Thomson Professional side of the business is very exciting to me. So I think the combined group is going to be a very dynamic force.

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Just to review a little bit about what we will bring together under the banner of Thomson-Reuters, we are going to be able to meet customers demand for broader, faster, and more deeply-integrated information and solutions. We will be able to deliver very significant synergies. We will talk in a little bit about what they mean in terms of the specific number. We have come out with today of 500 million plus in synergies on the cost side, but the far bigger story for me, certainly, is the potential revenue synergies of putting these two together. And that is something that will only come about once we do the more detailed product planning, but just looking on the face of it, of the assets and the people in these two great companies, I am hugely excited.

Just a quick mention of why we chose, at least from North American point of view, an unusual structure in the dual-listed company. We so believe in the future of the combined enterprise that on the Reuters side, we very much wanted to ensure that our shareholders would not be forced out of the story, either to be totally cashed out in an acquisition or even a share merger in which they wouldn't be able to continue to hold that paper, and I am very pleased that we have come up with this structure. And we will be a very well-capitalized company as a result.

Just going a little bit into the what our markets will look like, we have a slide in the pack that shows about an $11.4 billion combined pro forma revenue for this Company in dollars, split roughly 60% to Financial, 40% to the Professional unit, with a very high proportion being from electronic distribution, close to 90%, and a similar proportion of revenue on a subscription model, which tends to be a bit more stable and easy to forecast.

In terms of the overall market, we think this addresses a market of somewhere in excess of $50 billion and that market itself is growing at five to 6% before we start layering in what more we might be able to achieve as a result of revenue synergies. Just to talk a little bit about how complementary these two Companies are – and you will be hearing a lot about that, because it is so very true – first, on a geographic basis, Reuters has always been strong in Europe and, significantly, in the growing economies of Asia. Thomson is very strong across all its units in the Americas to the tune of about 80% plus of revenues. When you put the two Companies together, on a pro forma basis, you have a 60% of the revenues come from the Americas – 31% from Europe, from EMEA, and 9% from Asia Pac. So I think you couldn't design a sort of a better geographic complementarity.

And then going through some of the other categories, if you look at the customer sets on the financial side, Reuters is predominantly address the needs of the large sell-side dealer firms. Thomson is so strong on the buy side and in the corporates market. In terms of the content we deliver, Reuters has always been known for our real-time news and real-time pricing information across all the markets. And Thomson couldn't be stronger on the historical reference and analytical side, so those two pieces fit together really well.

In electronic trading, which has become a very large part of the Reuters story, I think people know us well for our leadership in FX transaction systems, including our recent joint venture with the CME called FX MarketSpace. Thomson has the lead position in fixed income through TradeWeb and putting those two platforms together will offer a truly seamless way to execute from the spot FX market all the way up to the long bond, very exciting to me.

And finally, on enterprise, which has been a very large part of the Reuters story, serving the needs of whole firms, as opposed to just terminals. We have a very strong position, obviously, in trading rooms and risk management, but I think what is less well known is what good assets Thomson has on their side, especially in the whole equities value chain, including Omgeo, in post-trade, and in portfolio management, which has been a set of tools that, frankly, Reuters has been missing and will bring a great advantage to our customers.

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Just wanted to conclude then on the management team, this is really a coming together of two very strong teams. I am thrilled to get the chance to lead it and to work with colleagues that I have worked with for a number of years here at Reuters and joined by very strong colleagues on the Thomson side, like Bob Daleo, who is sitting with me today to be CFO. So with that, I would like to turn it over to Bob.

Bob Daleo - Thomson Corporation – EVP, CFO

Thank you, Tom. I am going to discuss three things. First, I will comment on the anticipated synergies associated with this transaction. Second, I will provide our pro forma view of the combined Company's capital structure. And lastly, I will give an overview of the dual-listed company structure, which we have been talking about.

Now turning to the synergies, we are anticipating run rate synergies in excess of $500 million within 36 months from the time of closing. These synergies are net of some revenue synergies, however we are actually confident that the complementarity nature of these businesses will result in new revenue streams that will more than offset any losses. As we have said from the beginning, it is about growth, not purely consolidation.

These savings I want to point out are in addition to our respective cost saving initiatives, THOMSONplus in Thomson and Core Plus in Reuters, which are both on track. And the good news here is that we both had a strong record of execution, giving us confidence these synergies are achievable.

Now let's turn to our capitalization (technical difficulty) please. Can we advance to the next slide, please? Well, I will continue. I apologize you may not have this in front of you. Okay. But on a combined basis, we are sizable, well-capitalized, and generate significant levels of free cash flow. The combined market capitalization, as you can see on this slide, is $35 billion. And let me point out that the pro forma figures reflected on the far right column are after the $9 billion cash consideration associated with this transaction.

There are several items to note under the Thomson column. First from a definitional standpoint, net debt is comprised of Thomson's year-end 2006 debt, net of the proceeds related to the sale of Thomson Higher Education, which we just recently announced. Second, Thomson's free cash flow number represents 2006 free cash flow from continuing operations, which would exclude then the cash flow from Thomson Learning. The figures shown in the Reuters column reflect reported 2006 results.

Given the combined Company's strong capital structure and free cash flow generation capabilities, we anticipate that we will continue to return significant levels of capital to our shareholders and as Thomson has always had a record as a Company that believes that dividends are an important part of shareholder value creation. And the net debt to EBITDA ratio of 2.6, as shown on this slide, is obviously on a trailing basis and we expect this ratio to improve.

Now let me turn to the benefits associated with a dual-listed company. There are a number of good reasons why we chose the structure. First, all of our shareholders have the option to remain invested and participate in the value created from the combination. Second, owners of all shares will receive the same economic benefit from the Company, which I will discuss in a moment. And finally, the structure allows the new company to maintain listings in Toronto, London, and New York and, importantly, also allows both companies to maintain their current position within their respective industries – the S&P TSX in London – I mean, in Toronto and the FTSE here in London.

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Now let's talk about the dual-listed company structure and for that, I would please ask you to advance to the next slide. We just went past that slide. Can you go back one? Thank you.

The dual-listed company structure will be set up in the manner outlined on this slide. There will be two legal entities – Thomson-Reuters Corporation and Thomson-Reuters PLC. These two legal entities will enter into a series of contractual agreements providing for, as has been stated, identical Boards of Directors, a unified management structure, and equalization of economic interest of shareholders, meaning all shares will have the same dividends and economic rights. After the transaction, current Thomson shareholders, including through Woodbridge, would hold 76% of the economic interest in the combined business, while the current Reuters shareholders would hold 24%.

Now if we would advance to the next slide, please, I am going to discuss what the combined Company's outstanding share count would look like following the completion of the transaction. This illustration is based on the current market capitalization for Thomson, which is comprised of 644 million shares. In the transaction, Reuters' shareholders will receive half the value to which they are entitled in cash, which is 352.5 pence per share, and half in shares of a new Reuters holding company, namely Thomson-Reuters PLC, at the agreed notional exchange rate 0.16 to 1, which equates to 16 Thomson shares to every 100 Reuters shares.

The Reuters shareholders receive roughly 210 million Thomson-Reuters PLC shares. The number of outstanding Thomson shares should be added to the outstanding Reuters PLC shares for a total of approximately 854 million shares.

This is the share base for calculating earnings per share for the new combined business. And there is further information on the equalization ratio available on our website. Now let me turn it back over to Tom.

Tom Glocer - Reuters – CEO

Thanks, Bob. I thought I would just cover quickly the next steps that we have to go forward here. First, and very importantly, as Niall’s talked about, we have the strong support of the Reuters Founder's Share Company, in particular recognizing the identity and character and track record of the Thomson family and of Thomson Corporation. We will next turn our attention to regulatory approvals, in particular making submissions to the antitrust authorities in the US, in Europe, and perhaps other jurisdictions around the world. We would then proceed to shareholder approval from both the Thomson and Reuters shareholders, noting that on the Thomson side, the family in Woodbridge have committed with their 70% to approve the transaction. And then I very much look forward to the potential of completing the transaction. I would like to start work immediately.

A final couple of thoughts in conclusion and before we open it up to you, I think this combination is the most remarkable, complementary combination I have ever seen in two companies, both in terms of the assets and businesses that we have discussed, as well as the culture and the goodwill to move forward and execute on them, which will be important. We are in very attractive markets by themselves and we will create opportunities to, in essence, turbocharge that growth through synergies in what we can build together. And the dual-listed structure has given the possibility for shareholders on both sides to stay invested, which we hope very much they will want to do, and participate in the upside.

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And the only thing I would like to add personally is that I am a great believer in this equity story going forward. And I will be making a very substantial personal investment in the equity of the new Company and that is exciting and I am doing that for purely rational economic reasons. Over to you.

Frank Golden - Thomson Corporation – VP-IR

Thanks very much, Tom. That concludes our formal remarks and we would now like to open it for questions. And I will take the first question from Andrew Mitchell with Scotia Capital.

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QUESTION AND ANSWER

Andrew Mitchell - Scotia Capital – Analyst

Thanks very much. Just three areas of interest. I just wondered if you could, first off, outlined a little more on the antitrust process, just giving us a sense of the key hurdles and timelines and your level of comfort in attaining clearance? And then two other areas after that.

Tom Glocer - Reuters – CEO

Okay. It's Tom Glocer. I will jump in there. I mean there is not a lot more I can say. We will be making preliminary contact with the antitrust authorities just to map out the process and give them the benefit of view of timing. Then it is very much up to them as to the pace at which we proceed. You know, I think we obviously all think this is a transaction that can be completed and can be completed as structured, but I don't think there is much more we can say today specifically on the timing of attaining those approvals.

Andrew Mitchell - Scotia Capital – Analyst

Okay. I will head to the next area then. On the synergy side, I wondered if you can give us a sense of what restructuring charges might be required to deliver the $500 million plus in synergies, a little more may be on the level of complexity involved in getting to them, and what we should be thinking about as CapEx to revenue during debt restructuring period of 2008 to 2010 for the combined company, CapEx to revenue run rate?

Bob Daleo - Thomson Corporation – EVP, CFO

Andrew, it's Bob. As usual, you ask a challenging question. First of all, in terms of the synergies restructuring charges, you recall I said that these are net synergies, which means that net against them is, generally, what we think might be some dis-synergies and we really haven't – don't have them fully quantified, nor would we at this point. But I would say traditionally our ratio has been a dollar of expense to a dollar of savings, although because we have this revenue dissynergies, I would say it would be higher than that. You know, it could be from $1.00 to $1.50 of cost per the savings we have identified net.

Andrew Mitchell - Scotia Capital – Analyst

And would that include – thanks, Bob – would that include both CapEx and just pretax charges?

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Bob Daleo - Thomson Corporation – EVP, CFO

Yes, yes it would include – it would include all costs.

Andrew Mitchell - Scotia Capital – Analyst

Okay.

Bob Daleo - Thomson Corporation – EVP, CFO

And then as far as the CapEx to revenue, I think – well, in a run rate, steady run rate of the business of not unremarkably both Thomson and Reuters, because our Companies have such compatibility our capital to our revenue is roughly about the same in both Companies, about 7%. And I know that you are not asking that, you are asking how high could it go during this integration period. I think, Andrew, I couldn't answer that question because we haven't yet said how much of these one-time costs are capital versus expense or other items. So I can't really answer that as clearly as you might like today.

Andrew Mitchell - Scotia Capital – Analyst

Okay, thanks. And then just the final area was just on the area you did touch on a couple of times, so combination reminds us about growth and about revenue synergies. And am I to take it that at this point, we are not going to hear much about that strategy, specifically, particularly with the antitrust hurdles to clear? Is that the correct way to – ?

Dick Harrington - Thomson Corporation – President, CEO

Andrew, this is Dick. I don't think – I think we are looking at basically growth of cost synergies across the total organization. So even if we look at the news service, what that can deliver in legal or scientific or healthcare. So we just think that there is opportunities for us to create better products and services using the total – the combination of all the content, all the technology to all our customers regardless of what particular market they are in.

Bob Daleo - Thomson Corporation – EVP, CFO

But you are right, Andrew, the $500 million doesn't include any estimation of the revenue synergies.

Andrew Mitchell - Scotia Capital – Analyst

Okay. And we will probably – is there a later date when we will probably hear more specifically about that, when you are more comfortable with the strategy?

Dick Harrington - Thomson Corporation – President, CEO

Andrew, as has been our practice in the past, when we know something and have a good understanding of it, we will let you know.

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Tom Glocer - Reuters – CEO

I just want to clarify something that we are very comfortable with the strategy. It is just not something at this stage of the game we are prepared to give you the detail.

Andrew Mitchell - Scotia Capital – Analyst

Great. Okay. Thank you very much. I appreciate it.

Frank Golden - Thomson Corporation – VP-IR

Before we take the next question I'd like to ask the operator if we can just remind the participants about how they can ask questions, please.

Operator

(OPERATOR INSTRUCTIONS).

Frank Golden - Thomson Corporation – VP-IR

Thanks very much. We'd like to take the next question from Tim Casey with Bank of Montreal.

Tim Casey - BMO Capital Markets – Analyst

Thanks. A couple of things. Just back to the synergies, can you talk a little bit about more on where the areas of cost savings are coming? And I guess just sort of on an order of magnitude basis, if you could perhaps break it down, you know, in terms of headcount reduction, network consolidation, facilities consolidation just to give us some comfort as to how you are going to get there.

And then, Bob, I guess a question for you on net debt, you know the pro forma number is a little less than 7.5, but I am gathering that does not include proceeds from Prometric and NETg. And you are going to be, both Companies will be generating free cash flow between now and the close, so when you finally do close the deal, is the number more like 6 billion? And could you comment on what you think the effect of boring rate will be going forward? Thanks.

Bob Daleo - Thomson Corporation – EVP, CFO

Let me take those in bite-sized portions, here. First of all, in terms of our debt, I would remind you that we do have a significant amount coming in from the sale of Thomson Learning. I think I would much rather talk rather in terms of the asset volumes value of debt to the kind of target ratios we are looking at. I mean, as a pro forma today, we are at about 2.6 times EBITDA in the pro forma Company. And when we look at both Thomson and we look at Reuters and look at the quality of our ratings, we are, in an S&P sense, a A minus in Thomson and a BBB plus in Reuters. And we feel going forward that that kind of arranges money for us.

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As we thought about our planning here – because you are right, we have significant, huge cash generation capabilities in this business – we think that the right balance, the capital strategy going forward is to be in that range, meaning whether it is an A minus or BBB plus. But that kind of quality it gives us the ability to do things going forward because the whole idea of putting this business together, remember, is to grow them and so we want to make sure that we have the firepower to do that. And so we have more target around that than rather a specific debt number.

In terms of the synergies, you are asking questions well beyond anyone's ability to answer them right now. I think that what we are talking about here is (technical difficulty) sat down and have an understanding of where these areas might be. And then the usual, I'd say the usual suspects, we have opportunities in technology (technical difficulty) in our customer support areas, certainly in facilities and G&A as two public Companies. We are working through these very carefully and I don't think that we are in a position, nor would we want to at this time, comment on the specifics beyond giving you this broad number as an indication of where we think we can go and actually probably we are targeting to exceed.

Tom Glocer - Reuters – CEO

I think just to follow on from Bob, it's Tom, you know based on the experience of both Companies in taking costs out of a single side, the Reuters experience has been over the last five years we have taken $1.8 billion out of the annual run rate of the Company's cost base. And that is just from the single Company. We have said we will take out in excess of 500, because we are very confident we can achieve that and we have some optionality, different routes we can go and Bob and I will be working closely on that.

Frank Golden - Thomson Corporation – VP-IR

Thank you very much. We'd like to take the next question from Randall Rudinski with Credit Suisse.

Randal Rudniski - Credit Suisse – Analyst

Thank you. Two questions, I think. First of all, I just wanted to be crystal clear in terms of the dual-listed shares. These two shares, do they each represent the same underlying assets, i.e. the financial assets, but as well the legal, regulatory, tax, etc.?

Bob Daleo - Thomson Corporation – EVP, CFO

Yes, Randy, the way to think about it is you have these two legal entities, as I explained, that have equal economic rights into the combined business. So a share of Reuters PLC has the same rights to all, if you think about it, to all the businesses, both the financial, legal and regulatory, tax, as well as a share of the Thomson-Reuters Corporation has equal rights to all of the financial economics, including what is currently the Reuters share.

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Tom Glocer - Reuters – CEO

I think the simple way is they are identical in every respect.

Randal Rudniski - Credit Suisse – Analyst

Okay. That's great. Second of all, there is going to be a shareholder vote to both the Thomson and Reuters shareholders. Particularly in the Thomson side, I just wanted to clarify, the shareholders will be voting specifically to approve the adoption of the Reuters Trust Principles and Founder Share Company, or is there other elements that they would be voting on? And second of all, what level of vote would be required to pass that change?

Geoff Beattie - Thomson Corporation – Deputy Chairman

Tom, I think the more appropriate way to look at it is that the shareholders of Thomson, which will obviously be spearheaded by Woodbridge, have agreed to vote in favor of the transaction as we have presented it in all respects.

Randal Rudniski - Credit Suisse – Analyst

Great. So is a majority of the minority or such –

Geoff Beattie - Thomson Corporation – Deputy Chairman

No, no it is a straight shareholder vote, so I think you can draw the conclusion that it will be successful.

Randal Rudniski - Credit Suisse – Analyst

That's great. Thank you.

Frank Golden - Thomson Corporation – VP-IR

We'd like to take the neck question now from Karl Choi with Merrill Lynch.

Karl Choi - Merrill Lynch – Analyst

Hi, good morning. The question I have is maybe more for Dick. As you sort of step, maybe – I know it is definitely a long-term transaction that transforms the Company, but at the same time, it does make the Company a little bit more cyclical. Just wonder what your thoughts are on that theme and also is any concern that we add more towards the latter stage of a cycle when you are trying to bulk up your existing financial?

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Dick Harrington - Thomson Corporation – President, CEO

Karl, I would turn around and say that first of all I think the financial markets have an awful lot of room ahead of them. Just look at the different types of assets, where it's moving in particular asset classes. Also look at the expansion geographically as you start to look at China and India and the Asia Pac region, so I think from an industry point of view, there is a lot of expansion in the industry.

And I think from a strategic point of view for the Thomson Corporation, our strategy was to basically be an information services Company, global information services Company for business and professional markets. And we feel this is a sweet spot.

I think over time we will – obviously professional markets are going to continue to grow. You really look at three things – you have got to look at the footprint we get with Reuters; you look at the brand; and you look at the news service. All those three things can be basically utilized across our existing assets and you can only make them better. So I think this is a great opportunity for the Thomson Corporation, very pleased with the markets we are in, and we still think there is a lot of run rate here.

Karl Choi - Merrill Lynch – Analyst

I know it is also early yet, but any early sort of read from customers what their reaction is?

Tom Glocer - Reuters – CEO

It's Tom Glocer. On the Reuters side, and obviously we share with Thomson Financial the same customer identities, I have been getting over the past week or so, as word had leaked out about the potential to do a transaction, very positive reaction. The view is that by putting these two groups together with the complementary assets and teams, we can bring new products to market, we can provide much more effective competition in the market, so early reaction couldn't be more favorable.

Karl Choi - Merrill Lynch – Analyst

And last question, I know you mentioned you are going to take whatever it needs to get the deal done, but is there any sense about if the regulators require some sort of divestitures, is there is some sort of limit as to how much each Company may or may not do to get the deal done?

Tom Glocer - Reuters – CEO

Well, you know, looking at it from all the analysis we have done, and a lot has been done on both sides, we don't think it would be appropriate or necessary to have any divestitures for this to go through given how wide-open this industry is in modern times. There is no specific percentage set forth or no specific limit because we just don't think it is realistic.

Karl Choi - Merrill Lynch – Analyst

Thank you.

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Frank Golden - Thomson Corporation – VP-IR

Okay, we'd like to take the next question from Drew McReynolds with RBC Capital Markets.

Drew McReynolds - RBC Capital Markets – Analyst

Thanks very much and congratulations. Just two follow up questions here. Just to maybe Bob, obviously, and I think you mentioned in the presentation, dividend is still an important part of the picture. Can we just comment on whether anything changes going forward with respect to that policy, as well as other uses of free cash flow going forward, including tuck-in acquisitions as you guys had conveyed over a period of time? And then lastly, just on the Scientific and Healthcare businesses, obviously a smaller part of the bigger picture, has anything changed there with respect to commitment to those businesses? Thank you.

Geoff Beattie - Thomson Corporation – Deputy Chairman

Let me just stress the dividend policy point, because obviously that is the responsibility and role of the Board of Directors. And I think you can take comfort in the fact that Woodbridge has supporting and did not interrupted dividend policy for more than 30 years. And we considered it, as Bob said, a very integral part of delivering total shareholder value. You know, I don't expect under the circumstances that the Board will be taking a different view on that going forward.

Bob Daleo - Thomson Corporation – EVP, CFO

In terms of our use of free cash flow relative (technical difficulty) acquisitions, as I said before, we are making this combination to grow and so we intend to continue to dedicate, as we have in the past, a substantial portion of the cash that we generate to redeploying back into the businesses. And that would include, obviously, the kind of acquisitions and the kind of acquisitions we have done in the past. We contemplated in this in doing this transaction that we would leave ourselves the capability to continue to do that to support the growth in our professional group while we integrate the financial group.

And as far as Scientific and Healthcare, they are still large businesses. They are half billion dollars with terrific margins and good growth rates. The fact that they are thus smaller part of a bigger pie doesn't affect our thinking in terms of their value and long-term capabilities.

Drew McReynolds - RBC Capital Markets – Analyst

Okay, thank you.

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Frank Golden - Thomson Corporation – VP-IR

Thanks very much, Bob. That will be our final question and that will conclude our call and we would like to thank you all for your participation today.

Operator

That does conclude our conference for today. Thank you for participating. You may all disconnect.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation includes forward-looking statements, such as Thomson’s and Reuters beliefs and expectations regarding the proposed combination of the two businesses. These statements are based on certain assumptions and reflect Thomson’s and Reuters current expectations. Forward-looking statements also include statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the Combined Business that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies. There can be no assurance that the proposed Transaction will be consummated or that the anticipated benefits will be realised. The proposed Transaction is subject to various regulatory approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include: the ability to achieve the cost savings and synergies contemplated through the proposed Transaction; the failure of Reuters shareholders to approve the proposed Transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters customers, employees and suppliers to the proposed Transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters; and the diversion of management time on proposed Transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s and Reuters respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation’s 2006 Annual Report on Form 40-F and Reuters Group PLC’s 2006 Annual Report on Form 20-F, each of which has been filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made. Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Transaction, documents relating to the proposed Transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed Transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

NON-GAAP FINANCIAL MEASURES (INCLUDING PRO FORMA FINANCIAL INFORMATION)

•	This presentation contains disclosures of certain non-GAAP financial measures. Please see the “Investor Relations” sections of www.thomson.com or www.reuters.com for a reconciliation of each of these measures to the most directly comparable GAAP financial measure.

•	Pro forma financial amounts for 2006 included in this presentation are derived from the published financial statements of The Thomson Corporation and Reuters Group plc for the year ended 31 December 2006 and the first quarter 2007 results announcement of the Thomson Corporation. Thomson prepares its financial statements under Canadian generally accepted accounting principles (‘Canadian GAAP’) and Reuters prepares its financial statements under International Financial Reporting Standards (‘IFRS’). Canadian GAAP and IFRS differ in certain significant respects. For the purposes of this presentation, amounts determined under Canadian GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, pro forma information for the combined business prepared on a consistent basis under either Canadian GAAP or under IFRS could differ significantly from the pro forma information presented herein.

•	In addition this pro forma information does not constitute Pro Forma Financial Information as it is defined in Article 11 of Regulation S-X of the United States Securities and Exchange Commission.

•	Both Thomson and Reuters use ‘non-GAAP’ measures to provide additional information to shareholders on the performance of their businesses. Amounts included in this presentation for EBITDA, EBITA, free cash flow and net debt are based on the closest similar measures reported by Thomson and Reuters. While certain adjustments have been made to align the measures to the extent possible using public information, there can be no assurance that those measures are in fact comparable.

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